                                          Registration Statement No. 333-40191
                                                                     811-08479
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 1

                                       And

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                 Amendment No. 1

           THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES
          -------------------------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                 ----------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           --------------
                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:       As soon as practicable following the
Proposed Public Offering:                           effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A       immediately upon filing pursuant to paragraph (b) of Rule 485.
----
N/A       on ___________ pursuant to paragraph (b) of Rule 485.
----
N/A       60 days after filing pursuant to paragraph (a)(1) of Rule 485.
----
N/A       on ___________ pursuant to paragraph (a)(1) of Rule 485.
----
If appropriate, check the following box:
_____     this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

           THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES

                              Cross-Reference Sheet

                                    Form N-4

Item
No.                                                                                 Caption in Prospectus
---                                                                                 ---------------------
1.  Cover Page                                                                      Prospectus
2.  Definitions                                                                     Index of Special Terms
3.  Synopsis                                                                        Contract Profile
4.  Condensed Financial Information                                                 Condensed Financial Information
5.  General Description of Registrant,                                              The Insurance Company; The Separate
     Depositor, and Portfolio Companies                                                 Account; the Funding Options
6.  Deductions                                                                      Charges and Deductions; Distribution of
                                                                                        Variable Annuity Contracts
7.  General Description of Variable                                                 The Annuity Contract
    Annuity Contracts
8.  Annuity Period                                                                  The Annuity Period
9.  Death Benefit                                                                   Death Benefit
10.  Purchases and Contract Value                                                   The Annuity Contract; Distribution of Variable
                                                                                        Annuity Contracts
11.  Redemptions                                                                    Access to Your Money
12.  Taxes                                                                          Federal Tax Considerations
13.  Legal Proceedings                                                              Legal Proceedings and Opinions
14.  Table of Contents of Statement                                                 Appendix A - Contents of the Statement
    of Additional Information                                                           of Additional Information


                                                                                    Caption in Statement of Additional
                                                                                    Information
                                                                                    ----------------------------------
15. Cover Page                                                                      Cover Page
16. Table of Contents                                                               Table of Contents
17. General Information and History                                                 The Insurance Company
18. Services                                                                        Principal Underwriter; Distribution and
                                                                                        Management Agreement
19. Purchase of Securities Being Offered                                            Valuation of Assets
20. Underwriters                                                                    Principal Underwriter
21. Calculation of Performance Data                                                 Performance Information
22. Annuity Payments                                                                Not Applicable
23. Financial Statements                                                            Financial Statements

                                     PART A

                      Information Required in a Prospectus

                 TRAVELERS MARQUIS PORTFOLIOS VARIABLE ANNUITY
                                CONTRACT PROFILE

                                      1998


THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH IS ATTACHED TO THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY. THE TERMS "WE," "US," "OUR" AND THE "COMPANY" REFER TO THE TRAVELERS LIFE AND ANNUITY COMPANY. "YOU" AND "YOUR" REFER TO THE CONTRACT OWNER.



1. THE VARIABLE ANNUITY CONTRACT. The Contract offered by The Travelers Life and Annuity Company is a variable annuity that is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. Under a qualified Contract, you can make one or more payments, as you choose, on a tax-deferred basis. Under a nonqualified Contract, you can make one or more payments with after-tax dollars. You direct your payment(s) to one or more of the variable funding options listed in Section 4.



You can transfer between the funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. The Company may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. The Company, at the minimum, would always allow one transfer every six months.



The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, under a qualified contract, your tax-deferred contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the income phase.



2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive scheduled payments from your annuity, you can choose one of the following annuity options:
Option 1 -- payments for your life (life annuity) -- assuming that you are the annuitant; Option 2 -- payments for your life with an added guarantee that payments will continue to your beneficiary for a certain number of months (120, 180 or 240, as you select), if you should die during that period; Option
3 -- Joint and Last Survivor Annuity, in which payments are made for your life and the life of another person (usually your spouse); Option 4 -- Joint Survivor Life Annuity -- the annuity is reduced on death of Primary Payee; Option
5 -- Payment for a Fixed Period.



Once you make an election of an annuity option and begin to receive payments, it cannot be changed. During the income phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the funding options, the dollar amount of your payments may increase or decrease.



3. PURCHASE. You may purchase the Contract with an initial payment of at least $25,000. You may make additional payments of at least $500 at any time during the accumulation phase.



WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers for Individual Retirement Annuities (IRAs) and (3) rollovers for other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended.



4. INVESTMENT OPTIONS. You can direct your money into any or all of the following funding options in the separate account. They are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options:


DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth
    Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUND, INC.
  Salomon Brothers Variable Investors Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II

TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments Fund
    Class II
  Templeton Developing Markets Fund
    Class II
  Templeton International Fund Class II
TRAVELERS SERIES FUND, INC.
  AIM Capital Appreciation Portfolio
  Smith Barney High Income Portfolio
  Smith Barney Large Capitalization
    Growth Portfolio
  Smith Barney Money Market Portfolio
  TBC Managed Income Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Jurika & Voyles Core Equity Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Research Portfolio
  NWQ Large Cap Portfolio
  Strategic Stock Portfolio
  U.S. Government Securities Portfolio
WARBURG PINCUS TRUST
  Emerging Markets Portfolio

5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each. For Contracts with a value of less than $50,000, the Company deducts an annual administrative charge of $40. For the Standard Death Benefit the annual insurance charge is 1.55% of the amounts you direct to the funding options. For the Enhanced Death Benefit option, the annual insurance charge is 1.70%.

There is an administrative expense charge of 0.15% (annually) deducted from amounts allocated to the variable funding options.

Each funding option has charges for management and other expenses. The charges range from 0.49% to 1.83% annually, of the average daily net asset balance of the funding option, depending on the funding option.


The following table is designed to help you understand the Contract charges. In the table below, "(a)" represents charges and expenses for the Standard Death Benefit and "(b)" represents charges and expenses for the Enhanced Death Benefit. "Total Annual Insurance Charge" includes the mortality and expense risk charge, and the administrative charges. The column "Total Annual Charges" reflects the $40 annual contract charge (which is represented as 0.018% below), the mortality and expense risk charge, and the investment charges for each portfolio. The columns under the heading "Examples" show how much you would pay under the Contract for a one-year period and for a 10-year period. As required by the SEC, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of year 1 and at the end of year 10. For years 1 and 10, the examples show the aggregate of all the annual charges assessed during that time. For these examples, the premium tax is assumed to be 0%. Please refer to the Fee Table in the prospectus for more details.


                                                                                                        EXAMPLES:
                                                                                                      TOTAL ANNUAL
                                                                                                        EXPENSES
                                                TOTAL ANNUAL      TOTAL UNDERLYING   TOTAL ANNUAL      AT END OF:
        UNDERLYING FUNDING OPTIONS:           INSURANCE CHARGES    FUND EXPENSES       CHARGES      1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series (a)...........................        1.70%                .85%            2.55%       $26       $290
  REIT Series (b)...........................        1.85%                .85%            2.70%        27        305
  Small Cap Value Series (a)................        1.70%                .85%            2.55%        26        290
  Small Cap Value Series (b)................        1.85%                .85%            2.70%        27        305
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio (a)........        1.70%                .80%            2.50%        25        285
  Capital Appreciation Portfolio (b)........        1.85%                .80%            2.65%        27        300
  Small Cap Portfolio (a)...................        1.70%                .78%            2.48%        25        283
  Small Cap Portfolio (b)...................        1.85%                .78%            2.63%        27        298
THE MONTGOMERY FUND III
  Montgomery Variable Series: Growth Fund
    (a).....................................        1.70%               1.25%            2.95%        30        329
  Montgomery Variable Series: Growth Fund
    (b).....................................        1.85%               1.25%            3.10%        31        343
OCC ACCUMULATION TRUST
  Equity Portfolio (a)......................        1.70%                .99%            2.69%        27        304
  Equity Portfolio (b)......................        1.85%                .99%            2.84%        29        318

                                                                                                        EXAMPLES:
                                                                                                      TOTAL ANNUAL
                                                                                                        EXPENSES
                                                TOTAL ANNUAL      TOTAL UNDERLYING   TOTAL ANNUAL      AT END OF:
    UNDERLYING FUNDING OPTIONS (CONT'D):      INSURANCE CHARGES    FUND EXPENSES       CHARGES      1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Investors Fund
    (a).....................................        1.70%               1.00%            2.70%       $27       $305
  Salomon Brothers Variable Investors Fund
    (b).....................................        1.85%               1.00%            2.85%        29        319
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II (a)..........        1.70%               1.20%            2.90%        29        324
  Strong Schafer Value Fund II (b)..........        1.85%               1.20%            3.05%        31        338
TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments Fund Class
    II (a)..................................        1.70%               1.25%            2.95%        30        329
  Franklin Small Cap Investments Fund Class
    II (b)..................................        1.85%               1.25%            3.10%        31        343
  Templeton Developing Markets Fund Class II
    (a).....................................        1.70%               1.83%            3.53%        36        382
  Templeton Developing Markets Fund Class II
    (b).....................................        1.85%               1.83%            3.68%        37        395
  Templeton International Fund Class II
    (a).....................................        1.70%               1.13%            2.83%        29        317
  Templeton International Fund Class II
    (b).....................................        1.85%               1.13%            2.98%        30        332
TRAVELERS SERIES FUND INC.
  AIM Capital Appreciation Portfolio (a)....        1.70%                .85%            2.55%        26        290
  AIM Capital Appreciation Portfolio (b)....        1.85%                .85%            2.70%        27        305
  TBC Managed Income Portfolio (a)..........        1.70%                .87%            2.57%        26        292
  TBC Managed Income Portfolio (b)..........        1.85%                .87%            2.72%        28        307
  Smith Barney High Income Portfolio (a)....        1.70%                .70%            2.40%        24        275
  Smith Barney High Income Portfolio (b)....        1.85%                .70%            2.55%        26        290
  Smith Barney Large Capitalization Growth
    Portfolio (a)...........................        1.70%               1.00%            2.70%        27        305
  Smith Barney Large Capitalization Growth
    Portfolio (b)...........................        1.85%               1.00%            2.85%        29        319
  Smith Barney Money Market Portfolio (a)...        1.70%                .65%            2.35%        24        270
  Smith Barney Money Market Portfolio (b)...        1.85%                .65%            2.50%        25        285
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio (a)...        1.70%                .95%            2.65%        27        300
  Disciplined Mid Cap Stock Portfolio (b)...        1.85%                .95%            2.80%        28        315
  Disciplined Small Cap Stock Portfolio
    (a).....................................        1.70%               1.00%            2.70%        27        305
  Disciplined Small Cap Stock Portfolio
    (b).....................................        1.85%               1.00%            2.85%        29        319
  Jurika & Voyles Core Equity Portfolio
    (a).....................................        1.70%               1.00%            2.70%        27        305
  Jurika & Voyles Core Equity Portfolio
    (b).....................................        1.85%               1.00%            2.85%        29        319
  Large Cap Portfolio (a)...................        1.70%                .95%            2.65%        27        300
  Large Cap Portfolio (b)...................        1.85%                .95%            2.80%        28        315
  Lazard International Stock Portfolio
    (a).....................................        1.70%               1.25%            2.95%        30        329
  Lazard International Stock Portfolio
    (b).....................................        1.85%               1.25%            3.10%        31        343
  MFS Research Portfolio (a)................        1.70%               1.00%            2.70%        27        305
  MFS Research Portfolio (b)................        1.85%               1.00%            2.85%        29        319
  NWQ Large Cap Portfolio (a)...............        1.70%               1.00%            2.70%        27        305
  NWQ Large Cap Portfolio (b)...............        1.85%               1.00%            2.85%        29        319
  Strategic Stock Portfolio (a).............        1.70%                .90%            2.60%        26        295
  Strategic Stock Portfolio (b).............        1.85%                .90%            2.75%        28        310
  U.S. Government Securities Portfolio
    (a).....................................        1.70%                .49%            2.28%        22        254
  U.S. Government Securities Portfolio
    (b).....................................        1.85%                .49%            2.43%        24        269
WARBURG PINCUS TRUST
  Emerging Markets Portfolio (a)............        1.70%               1.40%            3.10%        31        343
  Emerging Markets Portfolio (b)............        1.85%               1.40%            3.25%        33        357


6. TAXES. The payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a nonqualified Contract, payments to the contract are made with after-tax dollars, and any earnings will accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than

9 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

7. ACCESS TO YOUR MONEY. You can take withdrawals any time during the accumulation phase. No sales charges apply. Of course, you may have to pay income taxes and a tax penalty on taxable amounts you withdraw.

8. DEATH BENEFIT. If the annuitant or any owner dies before the income phase, the beneficiary will receive a death benefit. The death benefit paid depends on the age at the time of death, and whether you elected the Standard Death Benefit or the Enhanced Death Benefit at purchase. The death benefit value is calculated at the close of the business day on which the Company's Home Office receives due proof of death. Under the Standard Death Benefit if the death occurs before age 80, the death benefit equals the greater of: (1) the Contract Value; or (2) the total purchase payments made under the Contract.

Under the Standard Benefit, if the annuitant or any owner dies on or after age 80 and before the maturity date, the death benefit payable will be the contract value.

Under the Enhanced Death Benefit, if the annuitant or any owner dies before age 90 and before the maturity date, the death benefit equals the greatest of (1) or
(2) above, or (3) the maximum anniversary value, adjusted for subsequent partial surrenders or purchase payments (this amount is adjusted annually through age 80, and is locked in through age 90).

Under the Enhanced Death Benefit if the annuitant or any owner dies on or after age 90 and before the maturity date, the death benefit payable will be the contract value.

NOTE: In all cases described above, amounts will be reduced by premium taxes owed and partial withdrawals not previously deducted. Certain states may have varying age requirements. Please refer to the Contract prospectus for more details.

9. OTHER INFORMATION

RIGHT TO RETURN. If you cancel the Contract within ten days after you receive it, you will receive a full refund of the Contract Value, unless state law requires a longer right to return period, or the return of purchase payments. You bear the investment risk during the right to return period; therefore, the Contract Value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your full purchase payment will be refunded; during the remainder of the right to return period, the Contract Value (including charges) will be refunded. The Contract Value will be determined at the close of business on the day we receive a written request for a refund.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers for Individual Retirement Annuities (IRAs) and (3) rollovers for other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended.

ADDITIONAL FEATURES. This Contract has other features you may be interested in including the SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

ASSET ALLOCATION PROGRAM
If you choose, you can elect to have your contributions allocated among a set of funding options according to an optional asset allocation model. The model is based on your personal investment risk tolerance and other factors. The Asset Allocation Program was designed in conjunction with Ibbotson Associates, a recognized provider of asset allocation consulting services.

10. INQUIRIES. If you need more information, please contact us at (800) 842-8573 or:

    The Travelers Life and Annuity Company
    Annuity Services
    One Tower Square
    Hartford, CT 06183

                    TRAVELERS MARQUIS PORTFOLIOS PROSPECTUS

          THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES



This prospectus describes TRAVELERS MARQUIS PORTFOLIOS, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). Travelers Marquis Portfolios may be issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."



Your purchase payments accumulate on a variable basis through one or more of the sub-accounts ("funding options") of the Travelers Separate Account TM II for Variable Annuities ("Separate Account TM II"). Your contract value will vary daily to reflect the investment experience of the funding options you select. The funding options currently available are:


DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUND, INC.
  Salomon Brothers Variable Investors Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II
TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments Fund Class II
  Templeton Developing Markets Fund Class II
  Templeton International Fund Class II
TRAVELERS SERIES FUND, INC.
  AIM Capital Appreciation Portfolio
  Smith Barney High Income Portfolio
  Smith Barney Large Capitalization Growth
    Portfolio
  Smith Barney Money Market Portfolio
  TBC Managed Income Portfolio

THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Jurika & Voyles Core Equity Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Research Portfolio
  NWQ Large Cap Portfolio
  Strategic Stock Portfolio
  U.S. Government Securities Portfolio

WARBURG PINCUS TRUST
  Emerging Markets Portfolio

The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Separate Account TM II by requesting a copy of the Statement of Additional Information ("SAI")
dated       1998. The SAI has been filed with the Securities and Exchange
Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, call (800) 842-8573, or access the SEC's website (http://www.sec.gov). The Table of Contents of the SAI appears in Appendix A of this prospectus.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                         PROSPECTUS DATED        , 1998

                               TABLE OF CONTENTS

INDEX OF SPECIAL TERMS.................      2
FEE TABLE..............................      3
THE ANNUITY CONTRACT...................      6
Purchase Payments......................      6
Accumulation Units.....................      6
The Funding Options....................      6
Substitutions and Additions............      9
CHARGES AND DEDUCTIONS.................      9
General................................      9
Administrative Charges.................     10
Mortality and Expense Risk Charge......     10
Funding Option Expenses................     10
Premium Tax............................     10
Changes in Taxes Based Upon Premium or
  Value................................     10
OWNERSHIP PROVISIONS...................     11
Types of Ownership.....................     11
Beneficiary............................     11
Annuitant..............................     11
TRANSFERS..............................     11
Dollar Cost Averaging..................     12
ASSET ALLOCATION PROGRAM...............     12
ACCESS TO YOUR MONEY...................     12
Systematic Withdrawals.................     13
DEATH BENEFIT..........................     13
Death Proceeds Before the Maturity Date .    13
Payment of Proceeds....................     14
Death Proceeds After the Maturity Date .    14
THE ANNUITY PERIOD.....................     15
Maturity Date..........................     15
Allocation of Annuity..................     15
Variable Annuity.......................     15
Fixed Annuity..........................     16
PAYMENT OPTIONS........................     16
Election of Options....................     16
Annuity Options........................     16
MISCELLANEOUS CONTRACT PROVISIONS......     17
Right to Return........................     17
Termination............................     17
Required Reports.......................     17
Suspension of Payments.................     17
Transfers of Contract Values to Other
  Annuities............................     17
THE SEPARATE ACCOUNT...................     18
Performance Information................     18
FEDERAL TAX CONSIDERATIONS.............     19
General Taxation of Annuities..........     19
Types of Contracts: Qualified or
  Nonqualified.........................     19
Nonqualified Annuity Contracts.........     19
Qualified Annuity Contracts............     20
Penalty Tax for Premature
  Distributions........................     20
Diversification Requirements for
  Variable Annuities...................     20
Ownership of the Investments...........     21
Mandatory Distributions for Qualified
  Plans................................     21
OTHER INFORMATION......................     21
The Insurance Company..................     21
IMSA...................................     21
Year 2000 Compliance...................     22
Distribution of Variable Annuity
  Contracts............................     22
Conformity with State and Federal
  Laws.................................     22
Voting Rights..........................     22
Legal Proceedings and Opinions.........     23
APPENDIX A: Table of Contents of the
  Statement of Additional
  Information..........................     24

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit......................      6
Annuitant..............................     11
Annuity Payments.......................     15
Annuity Unit...........................      6
Contract Date..........................      6
Contract Owner (You, Your).............      6
Contract Value.........................      6
Contract Year..........................      6
Funding Option(s)......................      6
Maturity Date..........................      6
Purchase Payment.......................      6
Written Request........................      6

                             SEPARATE ACCOUNT TM II

--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

       Annual Contract Administrative Charge
          (Waived if contract value is $50,000 or more)         $40

ANNUAL SEPARATE ACCOUNT CHARGES:
  (as a percentage of the average daily net assets of the Separate Account)

                                                                              ENHANCED
                                                                STANDARD       DEATH
                                                              DEATH BENEFIT   BENEFIT
       Mortality and Expense Risk Charge....................       1.55%        1.70%
       Administrative Expense Charge........................        .15%         .15%
                                                                  -----        -----
          Total Separate Account Charges....................       1.70%        1.85%
FUNDING OPTION EXPENSES:
  (as a percentage of average daily net assets of the
  Funding Option)


                                               MANAGEMENT                   OTHER
                                                  FEE                      EXPENSES
                                             (AFTER EXPENSE    12B-1    (AFTER EXPENSE   TOTAL UNDERLYING
              FUNDING OPTIONS                REIMBURSEMENT)     FEE     REIMBURSEMENT)    FUND EXPENSES
---------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series..............................       0.75%                      0.10%(1)          0.85%
  Small Cap Value Series...................       0.75%                      0.10%(2)          0.85%
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio...........       0.75%                      0.05%             0.80%
  Small Cap Portfolio......................       0.75%                      0.03%             0.78%
THE MONTGOMERY FUND III
  Montgomery Variable Series: Growth
    Fund...................................       1.00%                      0.25%(3)          1.25%
OCC ACCUMULATION TRUST
  Equity Portfolio.........................       0.80%                      0.19%             0.99%
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
  Salomon Brothers Variable Investors
    Fund...................................       0.70%                      0.30%(4)          1.00%
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II.............       1.00%                      0.20%(13)         1.20%
TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments Fund Class
    II.....................................       0.40%        0.25%         0.60%(5)          1.25%
  Templeton Developing Markets Fund Class
    II.....................................       1.25%        0.25%         0.33%(6)          1.83%
  Templeton International Fund Class II....       0.69%        0.25%         0.19%(7)          1.13%
TRAVELERS SERIES FUND INC.
  AIM Capital Appreciation Portfolio.......       0.80%                      0.05%(8)          0.85%
  TBC Managed Income Portfolio.............       0.65%                      0.22%(8)          0.87%
  Smith Barney High Income Portfolio.......       0.60%                      0.10%(8)          0.70%
  Smith Barney Large Capitalization Growth
    Portfolio..............................       0.75%                      0.25%(8)          1.00%
  Smith Barney Money Market Portfolio......       0.60%                      0.05%(9)          0.65%
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio......       0.70%                      0.25%(10)         0.95%
  Disciplined Small Cap Stock Portfolio....       0.80%                      0.20%(11)         1.00%
  Jurika & Voyles Core Equity Portfolio....       0.75%                      0.25%(12)         1.00%
  Large Cap Portfolio......................       0.75%                      0.20%(10)         0.95%
  Lazard International Stock Portfolio.....      0.825%                     0.425%(10)         1.25%
  MFS Research Portfolio...................       0.80%                      0.20%(11)         1.00%
  NWQ Large Cap Portfolio..................       0.75%                      0.25%(12)         1.00%
  Strategic Stock Portfolio................       0.60%                      0.30%(11)         0.90%
  U.S. Government Securities Portfolio.....       0.32%                      0.17%             0.49%
WARBURG PINCUS TRUST
  Emerging Markets Portfolio...............       0.81%                      0.59%(14)         1.40%

NOTES:

The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

 (1) The adviser for the Delaware REIT Series has agreed to voluntarily waive its fee and pay the expenses of the Series to the extent that the Series' annual operating expenses, exclusive of taxes, interest, brokerage commissions and extraordinary expenses, do not exceed 0.85% of its average daily net assets through October 31, 1998.

 (2) The adviser for the Delaware Small Cap Value Series has agreed to voluntarily waive its fee and pay the expenses of the Series to the extent that the Series' annual operating expenses, exclusive of taxes, interest, brokerage commissions and extraordinary expenses, do not exceed 0.85% of its average daily net assets through October 31, 1998.

 (3) The Montgomery Variable Series: Growth Fund's investment manager has agreed to reduce some or all of its management fees if necessary to keep total annual operating expenses, expressed on an annualized basis, at or below one and one quarter percent (1.25%) of its average net assets.

 (4) The amounts set forth for Other Expenses are based on estimates for the current fiscal year and will include fees for shareholder services, administrative fees, custodial fees, legal and accounting fees, printing costs and registration fees. These expenses reflect the voluntary agreement by the Fund's adviser to impose an expense cap of 1.00% for the fiscal year ending December 31, 1998 on the total operating expenses of each Fund (exclusive of taxes, interest and extraordinary expenses such as litigation and indemnification expenses). Absent such agreement, the ratio of other expenses and total operating expenses to the average daily net assets would be 1.91% and 2.61%, respectively, for the Salomon Brothers Variable Investors Fund.

 (5) The Franklin Small Cap Investments Fund Investment Manager has agreed in advance to waive management fees and make certain payments to reduce Fund expenses as necessary so that Total Fund Operating Expenses do not exceed 1.25% of the Fund's Class 2 net assets through 1998. The Investment Manager may end this arrangement at a later date. Estimated Management Fees, Rule 12b-1 Fees, Other Expenses and Total Fund Operating Expenses before any waivers would be 0.75%, 0.25%, 0.60% and 1.60% respectively.

 (6) Class 2 of the Templeton Developing Markets Fund has a distribution plan or "Rule 12b-1 plan". Because Class 2 shares were not offered until May 1, 1997, figures (other than 12b-1 Fees) are estimates for 1998 based on the historical expenses of the Fund's Class 1 shares for the fiscal year ended December 31, 1997.

 (7) Class 2 of the Templeton International Fund has a distribution plan or "Rule 12b-1 plan". Because Class 2 shares were not offered until May 1, 1997, figures (other than 12b-1 Fees) are estimates for 1998 based on the historical expenses of the Fund's Class 1 shares for the fiscal year ended December 31, 1997. Management Fees and Total Operating Expenses have been restated to reflect the management fee schedule approved by shareholders and effective May 1, 1997. Actual Management Fees and Total Operating Expenses before May 1, 1997 were 0.63% and 1.13% respectively for the fiscal year ended December 31, 1997.

 (8) Other Expenses are as of October 31, 1997 (the Fund's fiscal year-end). There were no fees waived or expenses reimbursed for these funds in 1997.

 (9) Other Expenses are as of October 31, 1997 and take into account the current expense limitations agreed to by the Portfolios' investment manager (the "Manager"). The Manager waived all of its fees for the period and reimbursed the Portfolio for its expenses. Without such arrangement, the Total Expenses for the Smith Barney Money Market Portfolio would have been 0.67%.

(10) Other Expenses reflect the current expense reimbursement arrangement with Travelers where Travelers has agreed to reimburse the Portfolios for the amount by which their aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95% (1.25% for the Lazard International Stock Portfolio). Without such arrangements, the Total Funding Option Expenses for the Portfolios would have been as follows: 1.82% for Disciplined Mid Cap Stock Portfolio; 2.65% for Large Cap Portfolio; and 1.76% for Lazard International Stock Portfolio.

(11) Other Expenses are based on estimates for the current fiscal year and will include fees for shareholder services, administrative fees, custodial fees, legal and accounting fees, printing costs and registration fees. Additionally, these fees reflect a voluntary expense reimbursement arrangement by Travelers to reimburse the Portfolios for the amount by which their aggregate total operating expenses exceed 1.00% for the Disciplined Small Cap Stock Portfolio, MFS Research Portfolio; and 0.90% for the Strategic Stock Portfolio. These expenses have been illustrated at a limit which the Portfolios' adviser believes to be in line with the actual projected expenses of the Portfolios.

(12) The Advisers have voluntarily agreed to cap each Fund's Total Operating Expenses at 1.00%. The applicable adviser has no current intentions to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion without further notification.

(13) Strong Schafer Value's investment advisor has voluntarily agreed to cap the Fund's total operating expenses at 1.20%. The adviser has no current intentions to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion without further notification.

(14) The Warburg Pincus Emerging Markets Portfolio's investment advisor and co-administrator have agreed to limit the Portfolio's total operating expenses to 1.40% through December 31, 1998. Absent this waiver of fees, the Portfolio's management fees, other expenses and total operating expenses would equal 1.25%, 0.71% and 1.96%, respectively. The Portfolio's other expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 1998, net of any fee waivers or expense reimbursements.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, whether the contract has been surrendered or annuitized, or if no withdrawals have been made:


                                                                      (A) = STANDARD DEATH BENEFIT
                                                                      (B) = ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------------------------
                       PORTFOLIO NAME                           1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series (a)...........................................     $26       $ 60       $136        $290
  REIT Series (b)...........................................      27         64        144         305
  Small Cap Value Series (a)................................      26         60        136         290
  Small Cap Value Series (b)................................      27         64        144         305
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio (a)........................      25         78        134         285
  Capital Appreciation Portfolio (b)........................      27         83        141         300
  Small Cap Portfolio (a)...................................      25         78        133         283
  Small Cap Portfolio (b)...................................      27         82        140         298
THE MONTGOMERY FUND III
  Montgomery Variable Series: Growth Fund (a)...............      30         92        156         329
  Montgomery Variable Series: Growth Fund (b)...............      31         96        163         343
OCC ACCUMULATION TRUST
  Equity Portfolio (a)......................................      27         84        143         304
  Equity Portfolio (b)......................................      29         89        151         318
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Investors Fund (a)..............      27         84        144         305
  Salomon Brothers Variable Investors Fund (b)..............      29         89        151         319
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II (a)..........................      29         90        154         324
  Strong Schafer Value Fund II (b)..........................      31         95        161         338
TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments Fund Class II (a)..........      30         92        156         329
  Franklin Small Cap Investments Fund Class II (b)..........      31         96        163         343
  Templeton Developing Markets Fund Class II (a)............      36        109        184         382
  Templeton Developing Markets Fund Class II (b)............      37        113        191         395
  Templeton International Fund Class II (a).................      29         88        150         317
  Templeton International Fund Class II (b).................      30         93        158         332
TRAVELERS SERIES FUND INC.
  AIM Capital Appreciation Portfolio (a)....................      26         80        136         290
  AIM Capital Appreciation Portfolio (b)....................      27         84        144         305
  TBC Managed Income Portfolio (a)..........................      26         80        137         292
  TBC Managed Income Portfolio (b)..........................      28         85        145         307
  Smith Barney High Income Portfolio (a)....................      24         75        129         275
  Smith Barney High Income Portfolio (b)....................      26         80        136         290
  Smith Barney Large Capitalization Growth Portfolio (a)....      27         84        144         305
  Smith Barney Large Capitalization Growth Portfolio (b)....      29         89        151         319
  Smith Barney Money Market Portfolio (a)...................      24         74        126         270
  Smith Barney Money Market Portfolio (b)...................      25         78        134         285
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio (a)...................      27         83        141         300
  Disciplined Mid Cap Stock Portfolio (b)...................      28         87        149         315
  Disciplined Small Cap Stock Portfolio (a).................      27         84        144         305
  Disciplined Small Cap Stock Portfolio (b).................      29         89        151         319
  Jurika & Voyles Core Equity Portfolio (a).................      27         84        144         305
  Jurika & Voyles Core Equity Portfolio (b).................      29         89        151         319
  Large Cap Portfolio (a)...................................      27         83        141         300
  Large Cap Portfolio (b)...................................      28         87        149         315
  Lazard International Stock Portfolio (a)..................      30         92        156         329
  Lazard International Stock Portfolio (b)..................      31         96        163         343
  MFS Research Portfolio (a)................................      27         84        144         305
  MFS Research Portfolio (b)................................      29         89        151         319
  NWQ Large Cap Portfolio (a)...............................      27         84        144         305
  NWQ Large Cap Portfolio (b)...............................      29         89        151         319
  Strategic Stock Portfolio (a).............................      26         81        139         295
  Strategic Stock Portfolio (b).............................      28         86        146         310
  U.S. Government Securities Portfolio (a)..................      22         69        118         254
  U.S. Government Securities Portfolio (b)..................      24         74        126         269

                                                                      (A) = STANDARD DEATH BENEFIT
                                                                      (B) = ENHANCED DEATH BENEFIT
--------------------------------------------------------------------------------------------------------
                       PORTFOLIO NAME                           1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
  Emerging Markets Portfolio (a)............................     $31       $ 96       $163        $343
  Emerging Markets Portfolio (b)............................      33        101        171         357

* The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. This example reflects the $40 annual contract administrative charge as an annual charge of 0.018% of assets.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Travelers Marquis Portfolios is a contract between you, the contract owner, and The The Travelers Life and Annuity Company (called "us" or the "Company"). Under this contract, you make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding option(s) of your choice. The contract owner assumes the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus or minus any investment experience. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the contract and its benefits became effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.


Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us. Our Home Office is located at One Tower Square, Hartford, CT 06183.

PURCHASE PAYMENTS

The initial purchase payment must be at least $25,000. Additional payments of at least $500 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent.

We will apply the initial purchase payment within two business days after we receive it at our Home Office in good order. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your Contract is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS


You choose which of the following funding options to have your purchase payments allocated to. These funding options are subsections of the Separate Account which invest in the underlying mutual funds which support the funding options. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual funds, but only through the Separate Account. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your Smith Barney Financial Consultant or by calling 1-800-842-8573.

The current funding options available in the separate account are listed below, along with their investment advisers and any subadviser:

--------------------------------------------------------------------------------------------------------------
         FUNDING                                INVESTMENT                                 INVESTMENT
         OPTION                                  OBJECTIVE                            ADVISER/SUB-ADVISER
--------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM
  FUND, INC.
  REIT Series              Seeks to achieve maximum long-term total return.       Delaware Management Company,
                           Capital appreciation is a secondary objective. The     Inc.
                           Series seeks to achieve its objectives by investing    Subadviser:
                           in securities of companies primarily engaged in the    Lincoln Investment
                           real estate industry. Under normal circumstances, at   Management, Inc.
                           least 65% of the Series total assets will be invested
                           in equity securities of real estate investment trusts
                           ("REITs"). The Series operates as a nondiversified
                           fund as defined by the Investment Company Act of
                           1940.
  Small Cap Value Series   Seeks capital appreciation by investing in small- to   Delaware Management Company,
                           mid-cap common stocks whose market value appears low   Inc.
                           relative to their underlying value or future earnings
                           and growth potential. Emphasis will also be placed on
                           securities of companies that may be temporarily out
                           of favor or whose value is not yet recognized by the
                           market.
DREYFUS VARIABLE
  INVESTMENT FUND
  Capital Appreciation     To provide long-term capital growth consistent with    The Dreyfus Corporation
  Portfolio                the preservation of capital; income is a secondary     Subadviser:
                           investment objective. The Portfolio seeks investment   Fayez Sarofim & Co.
                           opportunities generally in large capitalization        ("Sarofim")
                           companies (those with market capitalizations
                           exceeding $500 million) which its investment adviser
                           believes have the potential to experience above
                           average and predictable earnings growth.
  Small Cap Portfolio      Seeks to maximize capital appreciation by investing    The Dreyfus Corporation
                           principally in common stocks of companies that have
                           the potential for significant growth.
MONTGOMERY FUNDS III
  Montgomery Variable      Seeks capital appreciation by investing primarily in   Montgomery Asset Management
  Series: Growth Fund      equity securities, usually common stock, of domestic
                           companies of all sizes and emphasizes companies
                           having market capitalizations of $1 billion or more.
OCC ACCUMULATION TRUST
  Equity Portfolio         Seeks long-term capital appreciation through           OpCap Advisors
                           investment in securities (primarily equity
                           securities) of companies that are believed by the
                           adviser to be undervalued in the marketplace in
                           relation to factors such as the companies' assets or
                           earnings.
SALOMON BROTHERS VARIABLE
SERIES FUND, INC.
  Salomon Brothers         Seeks long-term growth of capital with current income  Salomon Brothers Asset
  Variable Investors Fund  as a secondary objective, by investing in common       Management ("SBAM")
                           stocks of well-known companies.
STRONG VARIABLE INSURANCE
FUNDS, INC.
  Strong Schafer Value     Seeks primarily long-term capital appreciation.        Schafer Capital Management,
  Fund II                  Current income is a secondary objective when           Inc.
                           selecting investments.

--------------------------------------------------------------------------------------------------------------
         FUNDING                                INVESTMENT                                 INVESTMENT
         OPTION                                  OBJECTIVE                            ADVISER/SUB-ADVISER
--------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE
PRODUCTS
SERIES FUND
  Franklin Small Cap       Seeks long-term capital growth. The Fund seeks to      Franklin Advisers, Inc.
  Investments Fund Class   accomplish its objective by investing primarily
  II                       (normally at least 65% of its assets) in equity
                           securities of smaller capitalization growth companies
                           ("small cap companies").
  Templeton Developing     Seeks long-term capital appreciation. The Fund seeks   Templeton Asset Management
  Markets Fund Class II    to achieve this objective by investing primarily       Ltd.
                           (normally at least 65% of assets) in equity
                           securities of issuers in countries having developing
                           markets.
  Templeton International  Seeks long-term capital growth through a flexible      Templeton Investment
  Fund Class II            policy of investing in stocks and debt obligations of  Counsel, Inc.
                           companies and governments outside the United States.
                           Any income realized will be incidental.
TRAVELERS SERIES FUND,
INC.
  AIM Capital              Seeks capital appreciation by investing principally    Travelers Investment Adviser
  Appreciation Portfolio   in common stock, with emphasis on medium-sized and     ("TIA")
                           smaller emerging growth companies.                     Subadviser: AIM Capital
                                                                                  Management Inc.
  Smith Barney High        Seeks high current income. Capital appreciation is a   Mutual Management Corp.
  Income Portfolio         secondary objective. The Portfolio will invest at      ("MMC")
                           least 65% of its assets in high-yielding corporate
                           debt obligations and preferred stock.
  Smith Barney Large       Seeks long-term growth of capital by investing, under  MMC
  Capitalization Growth    normal market conditions, 65% of its assets in equity
  Portfolio                securities of companies with large market
                           capitalizations.
  Smith Barney Money       Seeks maximum current income and preservation of       MMC
  Market Portfolio         capital by investing in high quality, short-term
                           money market instruments. An investment in this fund
                           is neither insured nor guaranteed by the U.S.
                           Government, and there is no assurance that a stable
                           $1 value per share will be maintained.
  TBC Managed Income       Seeks high current income consistent with prudent      TIA
  Portfolio                risk of capital through investments in corporate debt  Subadviser: The Boston obligations, preferred stocks, and obligations issued  Company Asset Management,
                           or guaranteed by the U.S. Government or its agencies   Inc.
                           or instrumentalities.
THE TRAVELERS SERIES
TRUST
  Disciplined Mid Cap      Seeks growth of capital by investing primarily in a    Travelers Asset
  Stock Portfolio          broadly diversified portfolio of U.S. common stocks.   Management International
  (formerly "Mid Cap                                                              Corporation ("TAMIC")
  Disciplined Equity                                                              Subadviser: Travelers
  Fund")                                                                          Investment Management
                                                                                  Company ("TIMCO")
  Disciplined Small Cap    Seeks long-term capital appreciation by investing      TAMIC
  Stock Portfolio          primarily                                              Subadviser: TIMCO
                           (at least 65% of its total assets) in the common
                           stocks of U.S. Companies with relatively small market
                           capitalizations at the time of investment.
  Jurika & Voyles Core     Seeks long-term capital appreciation. The Portfolio    TAMIC
  Equity Portfolio         invests primarily in the common stock of quality       Subadviser: Jurika & Voyles
                           companies of all market capitalizations that offer     L.P.
                           current value and significant future growth
                           potential.
  Large Cap Portfolio      Seeks long-term growth of capital by investing         TAMIC
                           primarily in equity securities of companies with       Subadviser: Fidelity
                           large market capitalizations.                          Management & Research
                                                                                  Company
  Lazard International     Seeks capital appreciation by investing primarily in   TAMIC
  Stock Portfolio          the equity securities of non-United States companies   Subadviser: Lazard Asset
                           (i.e., incorporated or organized outside the United    Management
                           States).

--------------------------------------------------------------------------------------------------------------
         FUNDING                                INVESTMENT                                 INVESTMENT
         OPTION                                  OBJECTIVE                            ADVISER/SUB-ADVISER
--------------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES
TRUST (CONTINUED)


--------------------------------------------------------------------------------------------------------------
         FUNDING                                INVESTMENT                                 INVESTMENT
         OPTION                                  OBJECTIVE                            ADVISER/SUB-ADVISER
--------------------------------------------------------------------------------------------------------------
  MFS Research Portfolio   Seeks to provide long-term growth of capital and       TAMIC
                           future income.                                         Subadviser: Massachusetts
                                                                                  Financial Services Company
                                                                                  MFS
  NWQ Large Cap Portfolio  Seeks to achieve consistent, superior total return     TAMIC
                           with minimum risk to principal.                        Subadviser: NWQ Investment
                                                                                  Management Company
  Strategic Stock          Seeks to provide an above-average total return         TAMIC
  Portfolio                through a combination of potential capital             Subadviser: TIMCO
                           appreciation and dividend income by investing
                           primarily in high dividend yield stocks periodically
                           selected from the companies included in (i) the Dow
                           Jones Industrial Average and (ii) the Standard &
                           Poor's 100 Stock Index.
  U.S. Government          Seeks to select investments from the point of view of  TAMIC
  Securities Portfolio     an investor concerned primarily with highest credit
                           quality, current income and total return. The assets
                           of the U.S. Government Securities Portfolio will be
                           invested in direct obligations of the United States,
                           its agencies and instrumentalities.
WARBURG PINCUS TRUST
  Emerging Markets         Seeks long-term growth of capital by investing         Warburg Pincus Asset
  Portfolio                primarily in equity securities of non-U.S. issuers     Management, Inc.
                           consisting of companies in emerging securities
                           markets.


SUBSTITUTIONS AND ADDITIONS

If any of the funding options become unavailable for allocating purchase payments, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL


We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include: the ability for you to make withdrawals and surrenders under the Contracts; the death benefit paid on the death of the contract owner, annuitant, or first of the joint contract owners, the available funding options and related programs, including dollar-cost averaging, asset allocation, portfolio rebalancing, and systematic withdrawal programs; administration of the annuity options available under the Contracts; and the distribution of various reports to contract owners. Costs and expenses we incur include those associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses, and other costs of doing business. Risks we assume include the risks that annuitants may live longer than estimated when the annuity factors under the Contracts were established, that the amount of the death benefit will be greater than contract value or the maximum of all anniversary values for the Enhanced Death Benefit, and that the costs of providing the services and benefits under the Contracts will exceed the charges deducted. We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

ADMINISTRATIVE CHARGES

A Contract administrative charge of $40 is deducted annually from Contracts with a value of less than $50,000. This charge compensates us for expenses incurred in establishing and maintaining the Contract. The charge is deducted from the contract value on the fourth Friday of each August by canceling accumulation units applicable to each funding option on a pro rata basis. For the first year, this charge will be prorated (i.e. calculated) from the date of purchase. A prorated charge will also be made if the Contract is completely withdrawn or terminated. We will not deduct a contract administrative charge: (1) from distributions of death proceeds; (2) after an annuity payout has begun, or (3) if the contract value on the date of assessment is equal to or greater than $50,000.

An administrative expense charge (sometimes called "sub-account administrative charge") is deducted on each business day from amounts allocated to the funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each funding option.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. For the Standard Death Benefit, this charge equals, on an annual basis, 1.55% of the amounts held in each funding option. For the Enhanced Death Benefit, the charge equals on an annual basis, 1.70%. We reserve the right to lower the charge at any time.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract Owner ("you"). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified Contracts only, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective.

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between funding options. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a fee for any transfer request, to limit the number of transfers. We will always allow at least one transfer in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent.

DOLLAR COST AVERAGING

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the cost per unit is low and less accumulation units are purchased if the cost per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. (For Contracts issued in New York, the election must be made in writing.) You must have a minimum contract value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum total automated transfer amount is $400.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                            ASSET ALLOCATION PROGRAM
--------------------------------------------------------------------------------


An asset allocation program is available and is offered to you in conjunction with your Contract. Under this program, your purchase payments are allocated among a set of funding options based on asset allocation models which were designed by Ibbotson Associates. Your asset allocation model will be based on your responses to a personal profile questionnaire that measures your personal investment risk tolerance, investment time horizon, financial goals and other factors. If you elect to participate in the asset allocation program, initial and additional purchase payments will be allocated among the model and funding options you select. Although you may only use one model at a time, you may elect to change your selection as your tolerance for risk, and/or your needs and objectives change. You may use a questionnaire that we offer to determine the model that best meets your risk tolerance and time horizons.



From time to time, Ibbotson Associates reviews the models and may find that asset allocations within a particular model may need to be changed. We will notify you regarding any such change.



In order to participate in this program, you will need to complete the required questionnaire. All Travelers Marquis Portfolios contract features will continue to apply. Contact your Financial Consulant for additional information.


                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the contract value, less any premium tax not previously deducted. You must submit a written request specifying the funding option(s) from which amounts are to be withdrawn. If no funding options are specified, the withdrawal will be made on a prorata basis. The contract value will be determined as of the close of business after we receive your surrender request at the Home Office. The contract value may be more or less than the purchase payments made.

We may defer payment of any contract value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Beginning in the second contract year, before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, when there is no contingent annuitant, a death benefit is payable to the beneficiary when either the annuitant, the contract owner or the first of joint owners dies and there is no contingent annuitant. The death benefit is calculated at the close of the business day on which the Company's Home Office received due proof of death and written payment instructions (i.e., the death report date).

If the Company is notified of the death more than six months after the date of death, the death benefit will be the contract value (unless prohibited by state law).

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT:
DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT BEFORE AGE 80. The Company will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax:

        (1) the contract value; or

        (2) the total purchase payments made under the Contract less any partial withdrawals.

DEATH OF ANY OWNER OR THE ANNUITANT ON OR AFTER AGE 80. The death benefit payable as of the death report date will be the contract value, less any applicable premium tax.

ENHANCED DEATH BENEFIT:
DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT BEFORE AGE 80. The Company will pay to the beneficiary the greatest of (1) or (2) above or (3):

        (3) the maximum of all Anniversary Values (as described below) in effect on the death report date.

DEATH OF ANY CONTRACT OWNER OR ANNUITANT ON OR AFTER AGE 80, BUT BEFORE AGE 90. The Company will pay to the beneficiary the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans as of the death report date:

        (1) the contract value;

        (2) the total purchase payments made under the Contract less any partial withdrawals; or

        (3) the maximum of all Anniversary Values (as described below) occurring on or before the annuitant's 80th birthday.

DEATH OF ANY OWNER OR THE ANNUITANT ON OR AFTER AGE 90. The death benefit payable as of the death report date will be the contract value, less any applicable premium tax.

ANNIVERSARY VALUE. A separate Anniversary Value will be established on each anniversary of the contract date which occurs on or before the death report date and will initially equal the contract value on that anniversary. After an Anniversary Value has been established, it will be recalculated each time a purchase payment is made or a partial surrender is taken until the death report date. Anniversary Values will be increased by the amount of each applicable purchase payment and reduced by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of Anniversary Values related to any purchase payments or any partial surrenders will be made in the order that such purchase payments or partial surrenders occur.

THE PARTIAL SURRENDER REDUCTION referenced above is equal to (1) the amount of an Anniversary Value immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by the contract value immediately prior to the partial surrender.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary of over a period not exceeding the beneficiary's life expectancy

If the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER. If there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or another entity), any annuitant will be treated as the contract owner. Any change in the annuitant will be treated as the death of the contract owner.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of any contract owner or annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). While the annuitant is alive, you can change your maturity date selection any time up to 30 days before the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.

Unless you elect otherwise, the maturity date will be the later of the annuitant's 90th birthday, ten years after the effective date of the contract, or later with our consent. (In certain states, the maturity date elected may not be later than the annuitant's 90th birthday; refer to your Contract.)

Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts under this Contract may not be permitted in certain states; refer to your contract.) If, at the time annuity payments begin, no election has been made to the contrary, the contract value will be applied to provide an annuity funded by the same investment options. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding annuity unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains Life Annuity Tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to effect the annuity will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except if prohibited by state law), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the contract value may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payment for a Fixed Period. The Company will make monthly payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within ten days after you receive it (the "right to return period"). You bear the investment risk during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract value, less any applicable contract or premium tax charges.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------


The Travelers Separate Account TM II For Variable Annuities ("Separate Account TM II") was established on November 5, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Separate Account TM II will be invested exclusively in the shares of the variable funding options.



The assets of Separate Account TM II are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Separate Account TM II are, in accordance with the Contracts, credited to or charged against the Separate Account TM II without regard to other income, gains and losses of the Company. The assets held by Separate Account TM II are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.



All investment income and other distributions of the funding options are payable to Separate Account TM II. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.


PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "nonstandardized average annual total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period.

NONSTANDARDIZED METHOD. Nonstandardized total returns will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year, year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown. Various other time periods may also be shown and returns may be reflected on a cumulative or an average annual basis.

For funding options that were in existence prior to the date they became available under the Separate Account, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below). There is income in the contract to the extent the cash value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY


The Travelers Life and Annuity Company (the "Company") is a stock insurance company chartered in 1973 in the State of Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc., a financial services holding company. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.


IMSA

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.

YEAR 2000 COMPLIANCE

Generally, computer programs were designed without considering the impact of the upcoming change in the century. As a result, software and computer systems may need to be upgraded or replaced in order to comply with "Year 2000" requirements. If not corrected, these computer applications could fail or create erroneous results by or at the Year 2000. The business, financial condition, and result of operations of a company could be materially and adversely affected by the failure of its systems and applications (or those either provided or operated by third-parties) to properly operate or manage dates beyond the year 1999.

The Company has investigated the nature and extent of the work required for our computer systems to process beyond the turn of the century, and has made progress toward achieving this goal, including upgrading and/or replacing existing systems. We are confirming with our service providers that they are also in the process of replacing or modifying their systems with the same goal. We expect that our principal systems will be Year 2000 compliant by early 1999. While these efforts involve substantial costs, we closely monitor associated costs and continue to evaluate associated risks based on actual expenses. While it is likely that these efforts will be successful, if necessary modifications and conversions are not completed in a timely manner, the Year 2000 requirements could have a material adverse effect on certain operations of the Company.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of Smith Barney Inc. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is Tower Square Securities, Inc., an affiliate of the Company; however, it is currently anticipated that another broker-dealer may become the principal underwriter for the Contracts during 1998.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS


There are no pending material legal proceedings affecting the Separate Account, the Principal Underwriter or the Company. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:


     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Mixed and Shared Funding
     Valuation of Assets

     Performance Information

     Federal Tax Considerations

     Experts

     Financial Statements

--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated        , 1998 (Form No.
L-21255-S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.


Name:

Address:

                                     PART B

          Information Required in a Statement of Additional Information

                          TRAVELERS MARQUIS PORTFOLIOS

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                        , 1998
                                  ------

                                       for

           THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES

                                    ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated ________, 1998. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.





                                TABLE OF CONTENTS

THE INSURANCE COMPANY ..............................................    2

PRINCIPAL UNDERWRITER ..............................................    2

DISTRIBUTION AND MANAGEMENT AGREEMENT ..............................    3

MIXED AND SHARED FUNDING ...........................................    3

PERFORMANCE INFORMATION ............................................    3

VALUATION OF ASSETS ................................................    7

FEDERAL TAX CONSIDERATIONS .........................................    8

EXPERTS ............................................................    11

FINANCIAL STATEMENTS ...............................................    F-1

                              THE INSURANCE COMPANY

            The Travelers Life and Annuity Company (the "Company"), is a stock insurance company chartered in 1973 in Connecticut. It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Life Insurance Services; and (iv) Property and Casualty Insurance Services.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

            The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account TM II meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account TM II are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


                              PRINCIPAL UNDERWRITER

            Tower Square Securities, Inc. ("Tower Square"), an indirect wholly-owned subsidiary of the Company, serves as principal underwriter for Separate Account TM II and the Contracts. The offering is continuous. Tower Square's principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that a new broker-dealer, will become the principal underwriter during 1998.

                      DISTRIBUTION AND MANAGEMENT AGREEMENT

            Under the terms of the Distribution and Management Agreement among Separate Account TM II, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Separate Account TM II. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Separate Account TM II and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Separate Account TM II all necessary office space, facilities, and personnel to manage its affairs.


                            MIXED AND SHARED FUNDING

            It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently, neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.


                             PERFORMANCE INFORMATION

            From time to time, the Company may advertise several types of historical performance for the funding options of Separate Account TM II. The Company may advertise the "standardized average annual total returns" of the funding options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "nonstandardized total returns," as described below:

            STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to the funding option, and then related to ending redeemable values over one-, five- and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with the assessment of any applicable withdrawal charge at that time.

            NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Additionally, cumulative and year-to-date returns may also be shown. Nonstandard total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

            For funding options that were in existence prior to the date they became available under Separate Account TM II, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held available under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

            GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Separate Account TM II and the funding options.

            Average annual total returns for each of the funding options available under Separate Account TM II computed according to the nonstandardized method for the period ending December 31, 1997 are set forth in the following table. No standarized information is currently available.

                            TOTAL RETURN CALCULATIONS
                           FUNDING OPTIONS OF FUND TM
STANDARD DEATH BENEFIT

                                                STANDARDIZED                      NONSTANDARDIZED
                                                ------------                      ---------------
            M&E: 1.55% PLUS                     (taking into                  (taking into account all
          ADMIN. CHARGE: .15%                 account all charges               charges and fees)
                                                  and fees)

-----------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                     1 Year           1 Year              5 Year      10 Year
-----------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
-----------------------------------------------------------------------------------------------------------
   REIT Series                                    N/A
-----------------------------------------------------------------------------------------------------------
   Small Cap Value Series                         N/A              30.70%             17.25%*
-----------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------------------------------
   Capital Appreciation Portfolio                 N/A              25.90%             17.84%*
-----------------------------------------------------------------------------------------------------------
   Small Cap Portfolio                            N/A              14.78%              24.01%      41.58%*
-----------------------------------------------------------------------------------------------------------
THE MONTGOMERY FUND III
-----------------------------------------------------------------------------------------------------------
   Montgomery Variable Series: Growth Fund        N/A              26.41%             27.51%*
-----------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
-----------------------------------------------------------------------------------------------------------
   Equity Portfolio                               N/A              24.51%              17.40%      15.79%*
-----------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS
INC.
-----------------------------------------------------------------------------------------------------------
   Salomon Brothers Variable Investors
   Fund                                           N/A
-----------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-----------------------------------------------------------------------------------------------------------
   Strong SchaferValue Fund II                    N/A             -5.99%*
-----------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
-----------------------------------------------------------------------------------------------------------
   Franklin Small Cap Investments
   Fund Class II                                  N/A
-----------------------------------------------------------------------------------------------------------
   Templeton Developing Markets
   Fund Class II**                                N/A             -30.57%            -20.87%*
-----------------------------------------------------------------------------------------------------------
   Templeton International
   Fund Class II**                                N/A              11.81%              16.66%      13.06%*
-----------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND INC.
-----------------------------------------------------------------------------------------------------------
   AIM Capital Appreciation Portfolio             N/A              10.25%              8.18%*
-----------------------------------------------------------------------------------------------------------

                                                                                NONSTANDARDIZED
                                                                                ---------------
            M&E: 1.55% PLUS                                    (taking into account all charges and fees except
          ADMIN. CHARGE: .15%                                  deferred sales charges and administrative charges)


-----------------------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                    1 Year        3 Year          5 Year      10 Year      Inception  Date
-----------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
-----------------------------------------------------------------------------------------------------------------------
   REIT Series                                                                                                   5/6/97
-----------------------------------------------------------------------------------------------------------------------
   Small Cap Value Series                       30.72%         23.33%        17.27%*                           12/23/93
-----------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------------------------------------------
   Capital Appreciation Portfolio               25.93%         26.84%        17.87%*                             4/5/93
-----------------------------------------------------------------------------------------------------------------------
   Small Cap Portfolio                          14.80%         18.73%         24.03%       41.60%*              8/31/90
-----------------------------------------------------------------------------------------------------------------------
THE MONTGOMERY FUND III
-----------------------------------------------------------------------------------------------------------------------
   Montgomery Variable Series: Growth Fund      26.44%        27.54%*                                            2/9/96
-----------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
-----------------------------------------------------------------------------------------------------------------------
   Equity Portfolio                             24.53%         27.28%          17.42%       15.81%*              8/1/88
-----------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS
INC.
-----------------------------------------------------------------------------------------------------------------------
   Salomon Brothers Variable Investors
   Fund                                                                                                         2/17/98
-----------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
-----------------------------------------------------------------------------------------------------------------------
   Strong SchaferValue Fund II                 -5.99%*                                                         10/10/97
-----------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
   Franklin Small Cap Investments
   Fund Class II                                                                                                 5/1/98
-----------------------------------------------------------------------------------------------------------------------
   Templeton Developing Markets
   Fund Class II**                             -30.56%       -20.85%*                                           2/16/96
-----------------------------------------------------------------------------------------------------------------------
   Templeton International
   Fund Class II**                              11.83%         15.81%         16.68%       13.08%*              5/1/92
-----------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND INC.
-----------------------------------------------------------------------------------------------------------------------
   AIM Capital Appreciation Portfolio           10.27%         8.20%*                                         10/10/95
-----------------------------------------------------------------------------------------------------------------------

                            TOTAL RETURN CALCULATIONS
                           FUNDING OPTIONS OF FUND TM
STANDARD DEATH BENEFIT

                                                STANDARDIZED                      NONSTANDARDIZED
                                                ------------                      ---------------
            M&E: 1.55% PLUS                     (taking into                  (taking into account all
          ADMIN. CHARGE: .15%                 account all charges               charges and fees)
                                                  and fees)

-----------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                     1 Year                 1 Year        5 Year      10 Year
-----------------------------------------------------------------------------------------------------------
   TBC Managed Income Portfolio                   N/A                  7.86%           6.24%*
-----------------------------------------------------------------------------------------------------------
   Smith Barney High Income Portfolio             N/A                 11.92%          10.77%*
-----------------------------------------------------------------------------------------------------------
   Smith Barney Large Capitalization
   Growth Portfolio                               N/A
-----------------------------------------------------------------------------------------------------------
   Smith Barney Money Market Portfolio            N/A                  3.30%           3.21%*
-----------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
-----------------------------------------------------------------------------------------------------------
   Disciplined Mid Cap Stock Portfolio            N/A                 45.75%*
-----------------------------------------------------------------------------------------------------------
   Disciplined Small Cap Stock Portfolio          N/A
-----------------------------------------------------------------------------------------------------------
   Jurika & Voyles Core Equity Portfolio          N/A
-----------------------------------------------------------------------------------------------------------
   Large Cap Portfolio                            N/A                 19.94%          25.23%*
-----------------------------------------------------------------------------------------------------------
   Lazard International Stock Portfolio           N/A                  6.40%           9.79%*
-----------------------------------------------------------------------------------------------------------
   MFS Research Portfolio                         N/A
-----------------------------------------------------------------------------------------------------------
   NWQ Large Cap Portfolio                        N/A
-----------------------------------------------------------------------------------------------------------
   Strategic Stock Portfolio                      N/A
-----------------------------------------------------------------------------------------------------------
   U.S. Government Securities Portfolio           N/A                 10.73%           6.17%       5.26%*
-----------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
-----------------------------------------------------------------------------------------------------------
   Emerging Markets Portfolio                     N/A
-----------------------------------------------------------------------------------------------------------

                                                                                NONSTANDARDIZED
                                                                                ---------------
            M&E: 1.55% PLUS                                    (taking into account all charges and fees except
          ADMIN. CHARGE: .15%                                  deferred sales charges and administrative charges)


-----------------------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                    1 Year        3 Year          5 Year      10 Year      Inception  Date
-----------------------------------------------------------------------------------------------------------------------
   TBC Managed Income Portfolio                  7.88%          7.57%         6.26%*                           6/28/94
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney High Income Portfolio           11.94%         13.38%        10.79%*                           6/22/94
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Large Capitalization
   Growth Portfolio                                                                                             5/1/98
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Money Market Portfolio           3.32%          3.38%         3.23%*                           6/20/94
-----------------------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------
   Disciplined Mid Cap Stock Portfolio         45.79%*                                                          4/1/97
-----------------------------------------------------------------------------------------------------------------------
   Disciplined Small Cap Stock Portfolio                                                                        5/1/98
-----------------------------------------------------------------------------------------------------------------------
   Jurika & Voyles Core Equity Portfolio                                                                        6/1/98
-----------------------------------------------------------------------------------------------------------------------
   Large Cap Portfolio                          19.96%        25.27%*                                          8/30/96
-----------------------------------------------------------------------------------------------------------------------
   Lazard International Stock Portfolio          6.42%         9.82%*                                           8/1/96
-----------------------------------------------------------------------------------------------------------------------
   MFS Research Portfolio                                                                                      3/23/98
-----------------------------------------------------------------------------------------------------------------------
   NWQ Large Cap Portfolio                                                                                      6/1/98
-----------------------------------------------------------------------------------------------------------------------
   Strategic Stock Portfolio                                                                                    5/1/98
-----------------------------------------------------------------------------------------------------------------------
   U.S. Government Securities Portfolio         10.75%         10.57%         6.19%        5.28%*               1/24/92
-----------------------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
-----------------------------------------------------------------------------------------------------------------------
   Emerging Markets Portfolio                                                                                 12/31/97
-----------------------------------------------------------------------------------------------------------------------
*     Since inception.

**   Because Class 2 shares were not offered until May 1, 1997, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expanses resulting from its rule 12b-1 plan. Maximum annual expanses are .25%.

                            TOTAL RETURN CALCULATIONS
                           FUNDING OPTIONS OF FUND TM
ENHANCED DEATH BENEFIT

                                                STANDARDIZED                      NONSTANDARDIZED
                                                ------------                      ---------------
          M&E: 1.70%                            (taking into                  (taking into account all
          ADMIN: .15%                         account all charges               charges and fees)
                                                  and fees)

------------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                     1 Year               1 Year        5 Year        10 Year
------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
------------------------------------------------------------------------------------------------------------
   REIT Series                                    N/A
------------------------------------------------------------------------------------------------------------
   Small Cap Value Series                         N/A                  30.51%       17.07%*
------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------
   Capital Appreciation Portfolio                 N/A                  25.72%       17.67%*
------------------------------------------------------------------------------------------------------------
   Small Cap Portfolio                            N/A                  14.61%        23.83%        41.37%*
------------------------------------------------------------------------------------------------------------
THE MONTGOMERY FUND III
------------------------------------------------------------------------------------------------------------
   Montgomery Variable Series: Growth Fund        N/A                  26.23%       27.33%*
------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
------------------------------------------------------------------------------------------------------------
   Equity Portfolio                               N/A                  24.39%        17.28%        15.68%*
------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS
INC.
------------------------------------------------------------------------------------------------------------
   Salomon Brothers Variable Investors
   Fund                                           N/A
------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
------------------------------------------------------------------------------------------------------------
   Strong SchaferValue Fund II                    N/A                 -6.13%*
------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
------------------------------------------------------------------------------------------------------------
   Franklin Small Cap Investments
   Fund Class II                                  N/A
------------------------------------------------------------------------------------------------------------
   Templeton Developing Markets
   Fund Class II**                                N/A                 -30.68%      -20.99%*
------------------------------------------------------------------------------------------------------------
   Templeton International
   Fund Class II**                                N/A                  11.64%        16.48%        12.89%*
------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND INC.
------------------------------------------------------------------------------------------------------------
   AIM Capital Appreciation Portfolio             N/A                  10.08%        8.02%*
------------------------------------------------------------------------------------------------------------

                                                                                NONSTANDARDIZED
                                                                                ---------------
          M&E: 1.70%                                           (taking into account all charges and fees except
          ADMIN: .15%                                          deferred sales charges and administrative charges)

--------------------------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                          1 Year        3 Year      5 Year      10 Year      Inception  Date
--------------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
--------------------------------------------------------------------------------------------------------------------------
   REIT Series                                                                                              5/6/97
--------------------------------------------------------------------------------------------------------------------------
   Small Cap Value Series                             30.53%        23.15%     17.09%*                     12/23/93
--------------------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
--------------------------------------------------------------------------------------------------------------------------
   Capital Appreciation Portfolio                     25.74%        26.65%     17.69%*                      4/5/93
--------------------------------------------------------------------------------------------------------------------------
   Small Cap Portfolio                                14.63%        18.55%      23.85%      41.39%*         8/31/90
--------------------------------------------------------------------------------------------------------------------------
THE MONTGOMERY FUND III
--------------------------------------------------------------------------------------------------------------------------
   Montgomery Variable Series: Growth Fund            26.25%       27.35%*                                  2/9/96
--------------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------------
   Equity Portfolio                                   24.41%        27.15%      17.30%      15.70%*         8/1/88
--------------------------------------------------------------------------------------------------------------------------
SALOMON BROTHERS VARIABLE SERIES FUNDS
INC.
--------------------------------------------------------------------------------------------------------------------------
   Salomon Brothers Variable Investors
   Fund                                                                                                     2/17/98
--------------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------------
   Strong SchaferValue Fund II                       -6.13%*                                               10/10/97
--------------------------------------------------------------------------------------------------------------------------
TEMPLETON VARIABLE PRODUCTS SERIES FUND
--------------------------------------------------------------------------------------------------------------------------
   Franklin Small Cap Investments
   Fund Class II                                                                                            5/1/98
--------------------------------------------------------------------------------------------------------------------------
   Templeton Developing Markets
   Fund Class II**                                   -30.66%      -20.98%*                                  2/16/96
--------------------------------------------------------------------------------------------------------------------------
   Templeton International
   Fund Class II**                                    11.66%        15.64%      16.51%        12.91%*       5/1/92
--------------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND INC.
--------------------------------------------------------------------------------------------------------------------------
   AIM Capital Appreciation Portfolio                 10.11%        8.04%*                                 10/10/95
--------------------------------------------------------------------------------------------------------------------------

                                                STANDARDIZED                      NONSTANDARDIZED
                                                ------------                      ---------------
          M&E: 1.70%                            (taking into                  (taking into account all
          ADMIN: .15%                         account all charges               charges and fees)
                                                  and fees)

------------------------------------------------------------------------------------------------------------
              PORTFOLIO NAME                     1 Year               1 Year        5 Year        10 Year
------------------------------------------------------------------------------------------------------------
   TBC Managed Income Portfolio                   N/A                   7.70%        6.08%*
------------------------------------------------------------------------------------------------------------
   Smith Barney High Income Portfolio             N/A                  11.75%       10.61%*
------------------------------------------------------------------------------------------------------------
   Smith Barney Large Capitalization
   Growth Portfolio                               N/A
------------------------------------------------------------------------------------------------------------
   Smith Barney Money Market Portfolio            N/A                   3.15%        3.06%*
------------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
------------------------------------------------------------------------------------------------------------
   Disciplined Mid Cap Stock Portfolio            N/A                 45.54%*
------------------------------------------------------------------------------------------------------------
   Disciplined Small Cap Stock Portfolio          N/A
------------------------------------------------------------------------------------------------------------
   Jurika & Voyles Core Equity Portfolio          N/A
------------------------------------------------------------------------------------------------------------
   Large Cap Portfolio                            N/A                  19.76%       25.05%*
------------------------------------------------------------------------------------------------------------
   Lazard International Stock Portfolio           N/A                   6.24%        9.63%*
------------------------------------------------------------------------------------------------------------
   MFS Research Portfolio                         N/A
------------------------------------------------------------------------------------------------------------
   NWQ Large Cap Portfolio                        N/A
------------------------------------------------------------------------------------------------------------
   Strategic Stock Portfolio                      N/A
------------------------------------------------------------------------------------------------------------
   U.S. Government Securities Portfolio           N/A                  10.56%         6.01%         5.13%*
------------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
------------------------------------------------------------------------------------------------------------
   Emerging Markets Portfolio                     N/A
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------

                                                                                NONSTANDARDIZED
                                                                                ---------------
          M&E: 1.70%                                           (taking into account all charges and fees except
          ADMIN: .15%                                          deferred sales charges and administrative charges)

--------------------------------------------------------------------------------------------------------------------------
          PORTFOLIO NAME                          1 Year        3 Year      5 Year      10 Year      Inception  Date
--------------------------------------------------------------------------------------------------------------------------
   TBC Managed Income Portfolio                     7.72%         7.41%      6.10%*                      6/28/94
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney High Income Portfolio              11.78%        13.21%     10.63%*                      6/22/94
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Large Capitalization
   Growth Portfolio                                                                                       5/1/98
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Money Market Portfolio              3.17%         3.22%      3.08%*                      6/20/94
-----------------------------------------------------------------------------------------------------------------------
THE TRAVELERS SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------
   Disciplined Mid Cap Stock Portfolio            45.58%*                                                 4/1/97
-----------------------------------------------------------------------------------------------------------------------
   Disciplined Small Cap Stock Portfolio                                                                  5/1/98
-----------------------------------------------------------------------------------------------------------------------
   Jurika & Voyles Core Equity Portfolio                                                                  6/1/98
-----------------------------------------------------------------------------------------------------------------------
   Large Cap Portfolio                             19.79%       25.08%*                                  8/30/96
-----------------------------------------------------------------------------------------------------------------------
   Lazard International Stock Portfolio             6.26%        9.66%*                                   8/1/96
-----------------------------------------------------------------------------------------------------------------------
   MFS Research Portfolio                                                                                3/23/98
-----------------------------------------------------------------------------------------------------------------------
   NWQ Large Cap Portfolio                                                                                6/1/98
-----------------------------------------------------------------------------------------------------------------------
   Strategic Stock Portfolio                                                                              5/1/98
-----------------------------------------------------------------------------------------------------------------------
   U.S. Government Securities Portfolio            10.58%        10.41%       6.03%      6.09%*          1/24/92
-----------------------------------------------------------------------------------------------------------------------
WARBURG PINCUS TRUST
-----------------------------------------------------------------------------------------------------------------------
   Emerging Markets Portfolio                                                                           12/31/97
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
*    Since inception.

**   Because Class 2 shares were not offered until May 1, 1997, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expanses resulting from its rule 12b-1 plan. Maximum annual expanses are .25%.

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);
     (b) = any deduction for applicable taxes (presently zero); and
     (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)


                           FEDERAL TAX CONSIDERATIONS

         The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS
         Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS
         Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

         If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

         Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

         The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES
         To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

         The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

         Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAs
         Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

         Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

QUALIFIED PENSION AND PROFIT-SHARING PLANS
         Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

         Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING
         The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

         There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

         (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

         (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

         (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

         A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.       OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

         To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

         The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1998, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,200 or less per year, will generally be exempt from periodic withholding.

         Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

         Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                                  EXPERTS

Independent Accountants:
         The financial statements of The Travelers Life and Annuity Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholder
The Travelers Life and Annuity Company:


We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 1997 and 1996, and the related statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.





                                                       /s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 26, 1998

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                                ($ in thousands)


FOR THE YEAR ENDED DECEMBER 31,                                                        1997           1996           1995
                                                                                       ----           ----           ----

REVENUES
Premiums                                                                            $ 35,190       $ 17,462       $ 10,691
Net investment income                                                                168,653        151,326        123,197
Realized investment gains (losses)                                                    44,871         (9,613)        18,713
Other                                                                                  8,163          2,276          1,286
                                                                                    --------       --------       --------
     Total Revenues                                                                  256,877        161,451        153,887
                                                                                    --------       --------       --------

BENEFITS AND EXPENSES
Current and future insurance benefits                                                 95,639         77,285         73,818
Interest credited to contractholders                                                  35,165         35,607         30,472
Operating expenses, including amortization of deferred acquisition
  costs and value of insurance in force                                               16,498          8,977          6,161
                                                                                    --------       --------       --------
     Total Benefits and Expenses                                                     147,302        121,869        110,451
                                                                                    --------       --------       --------

Income before federal income taxes                                                   109,575         39,582         43,436
                                                                                    --------       --------       --------

Federal income taxes:
     Current                                                                          33,859         29,456          2,555
     Deferred expense (benefit)                                                        4,344        (15,665)        11,964
                                                                                    --------       --------       --------
     Total Federal Income Taxes                                                       38,203         13,791         14,519
                                                                                    --------       --------       --------

Net income                                                                            71,372         25,791         28,917
Retained earnings beginning of year                                                  167,698        157,907        128,990
Dividends to parent                                                                   14,000         16,000              -
                                                                                    --------       --------       --------
     Retained Earnings End of Year                                                  $225,070       $167,698       $157,907
                                                                                    ========       ========       ========


                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 BALANCE SHEETS
                                ($ in thousands)


DECEMBER 31,                                                                                     1997             1996
------------                                                                                     ----             ----

ASSETS
Fixed maturities, available for sale at fair value (cost, $1,571,121; $1,440,806)            $1,678,120       $1,484,670
Equity securities, at fair value (cost, $15,092; $12,396)                                        16,289           15,902
Mortgage loans                                                                                  160,247          128,440
Real estate held for sale                                                                             -           10,111
Policy loans                                                                                      2,894            1,750
Short-term securities                                                                           169,229           81,162
Other invested assets                                                                           118,348           88,641
                                                                                             ----------       ----------
     Total Investments                                                                       $2,145,127       $1,810,676
                                                                                             ----------       ----------

Separate accounts                                                                               812,059          290,940
Deferred acquisition costs and value of insurance in force                                       90,966           40,027
Deferred federal income taxes                                                                    33,661           57,617
Other assets                                                                                     73,414           55,023
                                                                                             ----------       ----------
     Total Assets                                                                            $3,155,227       $2,254,283
                                                                                             ----------       ----------

LIABILITIES
Future policy benefits                                                                         $971,602         $967,621
Contractholder funds                                                                            818,971          582,183
Separate accounts                                                                               812,059          290,716
Other liabilities                                                                                86,934           41,895
                                                                                             ----------       ----------
     Total Liabilities                                                                       $2,689,566       $1,882,415
                                                                                             ----------       ----------

SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000 shares authorized, 30,000 issued and outstanding            3,000            3,000
Additional paid-in capital                                                                      167,314          167,314
Retained earnings                                                                               225,070          167,698
Unrealized investment gains, net of taxes                                                        70,277           33,856
                                                                                             ----------       ----------
     Total Shareholder's Equity                                                                 465,661          371,868
                                                                                             ----------       ----------

     Total Liabilities and Shareholder's Equity                                              $3,155,227       $2,254,283
                                                                                             ==========       ==========


                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                            STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                ($ in thousands)


FOR THE YEAR ENDED DECEMBER 31,                                                         1997           1996          1995
-------------------------------                                                         ----           ----          ----

CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                                               $  34,553     $   6,472     $   1,950
     Net investment income received                                                     170,460        71,083        66,219
     Benefits and claims paid                                                           (90,820)      (70,331)      (71,710)
     Interest credited to contractholders                                               (35,165)         (813)            -
     Operating expenses paid                                                            (40,868)       (5,482)       (3,013)
     Income taxes paid                                                                  (22,440)      (23,931)      (35,305)
     Other                                                                               (7,702)       (6,857)       (6,772)
                                                                                     ----------     ---------     ---------
         Net Cash Provided by (Used in) Operating Activities                              8,018       (29,859)      (48,631)
                                                                                     ----------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                                                81,899        20,301        11,752
         Mortgage loans                                                                   8,972        37,789        24,137
     Proceeds from sales of investments
         Fixed maturities                                                               856,846       978,970       459,971
         Equity securities                                                               12,404        12,818        11,823
         Mortgage loans                                                                   5,483        22,437         7,013
         Real estate held for sale                                                        4,493             -             -
     Purchases of investments
         Fixed maturities                                                            (1,020,803)     (994,443)     (515,098)
         Equity securities                                                               (6,382)       (5,412)         (156)
         Mortgage loans                                                                 (41,967)      (21,450)       (4,890)
         Policy loans                                                                    (1,144)       (1,750)            -
     Short-term securities, purchases, net                                              (88,067)      (19,688)       (5,051)
     Other investments, (purchases) sales, net                                          (51,502)       (6,160)        9,274
     Securities transactions in course of settlement                                     10,526       (51,703)       45,727
                                                                                     ----------     ---------     ---------
     Net Cash Provided by (Used in) Investing Activities                               (229,242)      (28,291)       44,502
                                                                                     ----------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                                                       325,932        96,490         5,707
     Contractholder fund withdrawals                                                    (89,145)      (22,340)       (1,874)
     Dividends to parent company                                                        (14,000)      (16,000)            -
                                                                                     ----------     ---------     ---------
         Net Cash Provided by Financing Activities                                   $  222,787     $  58,150     $   3,833
                                                                                     ----------     ---------     ---------
Net increase (decrease) in cash                                                      $    1,563     $       -     $    (296)
                                                                                     ----------     ---------     ---------
Cash at December 31,                                                                 $    1,563     $       -     $       -
                                                                                     ==========     =========     =========







                       See Notes to Financial Statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     Basis of Presentation

     The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), an indirect wholly owned subsidiary of Travelers Group Inc. (Travelers Group). The financial statements and accompanying footnotes of the Company are prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     The accompanying financial statements reflect a change in presentation of the assets, liabilities and operations of the structured settlement separate account business of the Company. The assets and liabilities were previously reported in separate account line items and are now incorporated in various financial statement classifications. As a result of this change, invested assets in the amount of $814.5 million and $863.6 million at December 31, 1997 and 1996, respectively, associated with structured settlement contract obligations, are reported as investments. The related structured settlement contract obligations, which were $842.3 million and $809.1 million at December 31, 1997 and 1996, respectively, are included in future policy benefits and contractholder funds. Additionally, structured settlement transactions included in the income statement for the years ended December 31, 1997, 1996 and 1995 are premiums of $23.2 million, $8.1 million and $8.0 million, respectively, net investment income of $65.9 million, $62.3 million and $60.0 million, respectively, and benefits and expenses of $66.5 million, $56.4 million and $51.8 million, respectively. The 1996 and 1995 amounts were previously reported as a net $13.9 million and $16.2 million, respectively, included in other revenue.

     This change in presentation has no effect on net income, total assets, total liabilities, or shareholder's equity as reflected in the statements of income and retained earnings, and balance sheets for the periods presented.

     The Company has determined that a change in presentation was warranted because of the nature of this particular separate account and the change in product focus of the Company. The assets of the structured settlement separate account are owned by, and investment risk is borne by, the Company, which also guarantees the obligations of this separate account. Consequently, the Company, not the contractholder, bears the risks of this separate account.

     The Company is now offering a variety of variable annuity products where the investment risk is borne by the contractholder, not the Company, and the benefits are not guaranteed. The premiums and deposits related to these products are reported in separate accounts. The Company considers it necessary to differentiate, for financial statement purposes, the results of the risks it has assumed from those it has not. See also Note 6.

     Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Accounting Changes

     EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     In February, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132). FAS 132 supersedes the disclosure requirements in FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefits Pension Plans and Termination of Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS 132 addresses disclosure only and does not address measurement or recognition. In addition to other disclosure changes, FAS 132 allows employers to disclose total contributions to multi-employer plans without disaggregating the amounts attributable to pensions and other postretirement benefits. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is encouraged. Effective December 31, 1997, the Company adopted FAS 132. The adoption of this standard did not have any impact on results of operations, financial condition or liquidity.

     ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. Application of FAS 125 prior to the effective date or retroactively is not permitted. The adoption of the provisions of FAS 125 effective January 1, 1997 did not have a material impact on results of operations, financial condition or liquidity. The adoption of the provisions of FAS 127 effective January, 1998 will not have a material impact on the results of operations, financial condition or liquidity of the Company.

     ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires long-lived assets to be disposed (e.g., real estate held for sale) be carried at the lower of cost or fair value less cost to sell, and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or liquidity.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Accounting for Stock-Based Compensation

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. This statement defines a fair value-based method of accounting for employee stock options or similar equity instruments, and encourages all entities to adopt this method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting method prescribed in APB 25 must make pro-forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined by FAS 123 had been applied. FAS 123 is applicable to fiscal years beginning after December 15, 1995. The Company has elected to continue to account for its stock-based employee compensation plans using the accounting method prescribed by APB 25 and, had the Company applied FAS 123 in accounting for stock options, net income would have been reduced by an insignificant amount in 1997, 1996 and 1995. The Company has adopted FAS 123 for its stock-based non-employee compensation plans.

     Accounting Policies

     INVESTMENTS

     Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

     Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and are carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1997 and 1996.

     Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1996.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Accrual of income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

     Included in investments are invested assets associated with Structured Settlement Guaranteed Separate Accounts where the investment risk is borne by the Company. See Note 6.

     INVESTMENT GAINS AND LOSSES

     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

     POLICY LOANS

     Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

     SEPARATE ACCOUNTS

     The Company has separate account assets and liabilities representing funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each of these accounts have specific investment objectives. The assets and liabilities of these accounts are carried at fair value, and amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     The Company also has a separate account for structured settlement annuity obligations where the investment risk is borne by the Company. The assets and liabilities of this separate account are included in investments, future policy benefits and contractholder funds for financial reporting purposes. See Note 6.

     DEFERRED ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE

     Costs of acquiring individual life insurance and annuity business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. A 10- to 25-year amortization period is used for life insurance, and a 10- to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any are charged to income.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from annuities contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the business acquired. The value of the business in force is amortized using current interest crediting rates to accrete interest and amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     FUTURE POLICY BENEFITS

     Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuity policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 3.0% to 7.5%, including a provision for adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration.

     CONTRACTHOLDER FUNDS

     Contractholder funds represent receipts from the issuance of universal life, certain individual annuity contracts, and structured settlement contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.9% to 7.2%.

     PERMITTED STATUTORY ACCOUNTING PRACTICES

     The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on the statutory surplus of the Company is not material.

     PREMIUMS

     Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods.

     OTHER REVENUES

     Other revenues include surrender, mortality and administrative charges, and fees earned on investment and other insurance contracts.

     FEDERAL INCOME TAXES

     The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Future Application of Accounting Standards

     In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company has not yet determined when it will implement this SOP and does not anticipate any material impact on the Company's financial condition, results of operations or liquidity.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income will thus represent the sum of net income and other comprehensive income, although FAS 130 does not require the use of the terms comprehensive income or other comprehensive income. The accumulated balance of other comprehensive income shall be displayed separately from retained earnings and additional paid-in capital in the statement of financial position. FAS 130 is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of FAS 130 will result primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

     In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131). FAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. FAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" (FAS 14). FAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decisionmaker in deciding how to allocate resources and in assessing performance. FAS 131 is effective for fiscal years beginning after December 15, 1997. The Company's reportable operating segment will not change as a result of the adoption of FAS 131.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


2.   REINSURANCE

     The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide capacity for future growth and to effect business-sharing arrangements. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Life insurance in force ceded to TIC at December 31, 1997 and 1996 was $76.4 million and $90.7 million, respectively. Life insurance in force ceded to non-affiliates at December 31, 1997 and 1996, was $4.5 billion and $2.2 billion, respectively.


3.   SHAREHOLDER'S EQUITY

     Unrealized Investment Gains (Losses)

     See Note 11 for an analysis of the change in unrealized gains and losses on investments.

     Shareholder's Equity and Dividend Availability

     The Company's statutory net income was $80.3 million, $17.9 million and $23.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Statutory capital and surplus was $328.2 million and $254.1 million at December 31, 1997 and 1996, respectively.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $63.6 million is available in 1998 for dividend payments by the Company without prior approval of the Connecticut Insurance Department.


4.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments

     The Company uses derivative financial instruments, including financial futures, equity options, forward contracts and interest rate swaps as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes.

     These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts to offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 1997 and 1996, the Company held financial futures contracts with notional amounts of $156.3 million and $20.3 million, respectively. At December 31, 1997 and 1996, the Company's futures contracts had no fair value because these contracts are marked to market and settled in cash daily.

     The off-balance sheet risks of equity options, forward contracts, and interest rate swaps were not significant at December 31, 1997 and 1996.

     Financial Instruments with Off-Balance Sheet Risk

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1997 and 1996.

     Fair Value of Certain Financial Instruments

     The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments that are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

     At December 31, 1997, investments in fixed maturities had a carrying value and a fair value of $1.7 billion, compared with a carrying value and a fair value of $1.5 billion at December 31, 1996. See Notes 1 and 11.

     At December 31, 1997 and 1996, mortgage loans had a carrying value of $160.2 million and $128.4 million, respectively, which approximates fair value. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

     The carrying values of $33.8 million and $22.7 million of financial instruments classified as other assets approximated their fair values at December 31, 1997 and 1996, respectively. The carrying values of $72.7 million and $38.5 million of financial instruments classified as other liabilities also approximated their fair values at December 31, 1997 and 1996, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     At December 31, 1997, contractholder funds with defined maturities had a carrying value of $694.9 million and a fair value of $695.9 million, compared with a carrying value of $546.5 million and a fair value of $545.2 million at December 31, 1996. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $98.5 million and a fair value of $93.9 million at December 31, 1997, compared with a carrying value of $26.9 million and a fair value of $25.6 million at December 31, 1996. These contracts generally are valued at surrender value.

     The carrying values of short-term securities and policy loans approximated their fair values.


5.   COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk

     The Company has, in the normal course of business, provided fixed rate loan commitments and commitments to partnerships.

     The off-balance sheet risks of fixed rate loan commitments, commitments to partnerships and forward contracts were not significant at December 31, 1997 and 1996.

     Litigation

     The Company is a defendant in various litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1997, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


6.   STRUCTURED SETTLEMENT CONTRACTS

     The Company has structured settlement contracts that provide guarantees for the contractholders independent of the investment performance of the assets held in the related separate account. The assets held in the separate account are owned by the Company and contractholders do not share in their investment performance.

     The Company maintains assets sufficient to fund the guaranteed benefits attributable to the liabilities. Assets held in the separate account cannot be used to satisfy any other obligations of the Company.

     The Company reports the related assets and liabilities in investments, future policy benefit reserves and contractholder funds.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


7.   BENEFIT PLANS

     Pension and Other Postretirement Benefits

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by an affiliate. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by an affiliate. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 1997, 1996 and 1995. Beginning January 1, 1996, the Company's other postretirement benefit plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. Previously, covered employees could become eligible for postretirement benefits if they reached retirement age while working for the Company.

     401(k) Savings Plan

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Travelers Group. Prior to January 1, 1996, the Company made matching contributions to the 401(k) savings plan on behalf of participants in the amount of 50% of the first 5% of pre-tax contributions made by the employee, plus an additional variable matching contribution based on the profitability of The Travelers Insurance Group Inc. (TIGI) and its subsidiaries. During 1996, the Company made matching contributions in an amount equal to the lesser of 100% of the pre-tax contributions made by the employee or $1,000. Effective January 1, 1997, the Company discontinued matching contributions for the majority of its employees. The Company's expenses in connection with the 401(k) savings plan were not significant in 1997, 1996 and 1995.


8.   RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI, including the Company, are handled by two companies. TIC handles banking functions for the life and annuity operations of Travelers Life and Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. TIC provides various employee benefit coverages to certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are provided by affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     TIC maintains a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1997 and 1996, the pool totaled approximately $2.6 billion and $2.9 billion, respectively. The Company's share of the pool amounted to $145.5 million and $68.2 million at December 31, 1997 and 1996, respectively, and is included in short-term securities in the balance sheet.

     The Company's TTM Modified Guaranteed Annuity Contracts are subject to a limited guarantee agreement by TIC in a principal amount of up to $400 million. TIC's obligation is to pay in full to any owner or beneficiary of the TTM Modified Guaranteed Annuity Contracts principal and interest as and when due under the annuity contract to the extent that the Company fails to make such payment. In addition, TIC guarantees that the Company will maintain a minimum statutory capital and surplus level.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company sells structured settlement annuities to an affiliate, The Travelers Indemnity Company. Premiums and deposits were $70.6 million, $36.9 million and $36.6 million for 1997, 1996 and 1995, respectively.

     The Company began marketing variable annuity products through its affiliate, Salomon Smith Barney, in 1995. Premiums and deposits related to these products were $615.6 million, $300.0 million and $20.5 million in 1997, 1996 and 1995, respectively.

     The Company participates in a stock option plan sponsored by Travelers Group that provides for the granting of stock options in Travelers Group common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Travelers Group introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Travelers Group stock options.

     Most leasing functions for TIGI and its subsidiaries are handled by TAP. Rent expense related to these leases are shared by the companies on a cost allocation method based generally on estimated usage by department. The Company's rent expense was insignificant in 1997, 1996 and 1995.

     At December 31, 1997 and 1996, the Company had investments in Tribeca Investments LLC in the amounts of $16.5 million and $7.8 million, included in other invested assets.


9.    FEDERAL INCOME TAXES
     ($ in thousands)

         EFFECTIVE TAX RATE

          FOR THE YEAR ENDED DECEMBER 31,                               1997             1996              1995
          -------------------------------                               ----             ----              ----

          Income Before Federal Income Taxes                          $109,575           $39,582          $43,436
          Statutory Tax Rate                                                35%               35%              35%
                                                                      --------           -------          -------
          Expected Federal Income Taxes                                 38,351            13,854           15,203
          Tax Effect of:
               Non-taxable investment income                               (24)              (15)             (13)
               Other, net                                                 (124)              (48)            (671)
                                                                      --------           -------          -------
          Federal Income Taxes                                          38,203           $13,791          $14,519
                                                                      ========           =======          =======
          Effective Tax Rate                                                35%               35%              33%
                                                                      --------           -------          -------

          COMPOSITION OF FEDERAL INCOME TAXES
          Current:
               United States                                            33,805           $29,435           $2,555
               Foreign                                                      54                21                -
                                                                      --------           -------          -------
               Total                                                    33,859            29,456            2,555
                                                                      --------           -------          -------

          Deferred:
               United States                                             4,344           (15,665)          11,964
                                                                      --------           -------          -------
          Total Net Earned Premiums                                    $38,203           $13,791          $14,519
                                                                      ========           =======          =======

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     The net deferred tax assets at December 31, 1997 and 1996 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

          ($ in thousands)                                                               1997              1996
                                                                                         ----              ----

          Deferred Tax Assets:
               Benefit, reinsurance and other reserves                                  $100,969          $79,484
               Other                                                                       2,571            3,043
                                                                                        --------          -------
                   Total                                                                 103,540           82,527
                                                                                        --------          -------

          Deferred Tax Liabilities:
               Investments, net                                                           42,933           12,113
               Deferred acquisition costs and value of insurance in force                 23,650           10,066
               Other                                                                       1,226              662
                                                                                         -------          -------
                   Total                                                                  67,809           22,841
                                                                                         -------          -------

          Net Deferred Tax Asset Before Valuation Allowance                               35,731           59,686
          Valuation Allowance for Deferred Tax Assets                                     (2,070)          (2,070)
                                                                                         -------          -------

          Net Deferred Tax Asset After Valuation Allowance                               $33,661          $57,616
                                                                                         -------          -------

     Starting in 1994 and continuing for at least five years, TIC and its life insurance subsidiaries, including the Company, has filed, and will file, a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability has been, and will be, paid currently to TIC. Any credits for losses have been, and will be, paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

     A net deferred tax asset valuation allowance of $2.1 million has been established to reduce the deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and if life/non-life consolidation is elected in 1999, the consolidated federal income tax return of Travelers Group commencing in 1999, or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1997. The initial recognition of any benefit provided by the reversal of the valuation allowance will be recognized by reducing goodwill.

     In management's judgment, the $33.7 million "net deferred tax asset after valuation allowance" as of December 31, 1997, is fully recoverable against expected future years' taxable ordinary income and capital gains. At December 31, 1997, the Company has no ordinary or capital loss carryforwards.

     The "policyholders surplus account", which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $2.0 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) would be approximately $700 thousand.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


10.   NET INVESTMENT INCOME

          FOR THE YEAR ENDED DECEMBER 31,
          ($ in thousands)                                                   1997           1996            1995
                                                                             ----           ----            ----

          GROSS INVESTMENT INCOME
               Fixed maturities                                            $120,900       $113,296        $105,821
               Equity securities                                                704            554             835
               Mortgage loans                                                14,905         18,278          14,974
               Real estate held for sale                                      1,457          3,480           2,476
               Other                                                         32,459         19,854           2,537
                                                                           --------       --------        --------
                                                                            170,425        155,462         126,643
                                                                           --------       --------        --------

          Investment expenses                                                 1,772          4,136           3,446
                                                                           --------       --------        --------
          Net investment income                                            $168,653       $151,326        $123,197
                                                                           --------       --------        --------


11.  INVESTMENTS AND INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses) for the periods were as follows:

          FOR THE YEAR ENDED DECEMBER 31,
          ($ in thousands)                                                   1997            1996            1995
                                                                             ----            ----            ----

          REALIZED INVESTMENT GAINS (LOSSES)
               Fixed maturities                                             $29,236        $(11,491)       $(4,240)
               Equity securities                                              8,385           4,613          6,138
               Mortgage loans                                                    (8)          1,979            725
               Real estate held for sale                                      2,164             (73)           (35)
               Other                                                          5,094          (4,641)        16,125
                                                                            -------        --------        -------
                   Total Realized Investment Gains (Losses)                 $44,871         $(9,613)       $18,713
                                                                            -------        --------        -------

     Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follows:

          FOR THE YEAR ENDED DECEMBER 31,
          ($ in thousands)                                                    1997            1996            1995
                                                                              ----            ----            ----

          UNREALIZED INVESTMENT GAINS (LOSSES)
               Fixed maturities                                             $34,451        $(23,953)       $111,551
               Equity securities                                             (2,394)           (746)          1,834
               Other                                                         23,975          22,431           4,390
                                                                            -------        --------        --------
                   Total Unrealized Investment Gains (Losses)                56,032          (2,268)        117,775

               Related taxes                                                 19,611            (794)         41,221
                                                                            -------        --------        --------
               Change in unrealized investment gains (losses)                36,421          (1,474)         76,554
               Balance beginning of year                                     33,856          35,330         (41,224)
                                                                            -------        --------         -------
                   Balance End of Year                                      $70,277         $33,856         $35,330
                                                                            -------        --------         -------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Fixed Maturities

     Proceeds from sales of fixed maturities classified as available for sale were $856.8 million and $2.1 billion in 1997 and 1996, respectively. Gross gains of $38.1 million and $8.4 million and gross losses of $8.9 million and $19.9 million in 1997 and 1996, respectively, were realized on those sales.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $485.3 million and $360.1 million at December 31, 1997 and 1996, respectively.

     The amortized cost and fair values of investments in fixed maturities were as follows:

          DECEMBER 31, 1997                                                    GROSS           GROSS
          ($ in thousands)                                   AMORTIZED       UNREALIZED      UNREALIZED           FAIR
                                                                COST            GAINS          LOSSES            VALUE
                                                                ----            -----          ------            -----

          AVAILABLE FOR SALE:
               Mortgage-backed securities - CMOs and
               pass-through securities                       $  144,921       $   8,254       $  (223)       $  152,952
               U.S. Treasury securities and
               obligations of U.S. Government and
               government agencies and authorities              248,081          34,111          (123)          282,069
               Obligations of states and political
               subdivisions                                      14,560             392            (2)           14,950
               Debt securities issued by foreign
               governments                                       85,367           6,194          (228)           91,333
               All other corporate bonds                      1,077,211          59,972        (1,387)        1,135,796
               Redeemable preferred stock                           981              48            (9)            1,020
                                                             ----------        --------       -------        ----------
                   Total Available For Sale                  $1,571,121        $108,971       $(1,972)       $1,678,120
                                                             ==========        ========       =======        ==========

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


          DECEMBER 31, 1996                                                       GROSS          GROSS
          ($ in thousands)                                       AMORTIZED    UNREALIZED      UNREALIZED           FAIR
                                                                    COST         GAINS          LOSSES             VALUE
                                                                    ----         -----          ------             -----

          AVAILABLE FOR SALE:
               Mortgage-backed securities - CMOs and
               pass-through securities                            $154,788       $  3,312        $(901)           $157,199
               U.S. Treasury securities and obligations of
               U.S. Government and government agencies and
               authorities                                         255,858         16,855          (61)            272,652
               Obligations of states and political
               subdivisions                                         16,124            263         (189)             16,198
               Debt securities issued by foreign
               governments                                         109,120          3,215       (1,447)            110,888
               All other corporate bonds                           904,831         28,204       (5,387)            927,648
               Redeemable preferred stock                               85              -            -                  85
                                                                ----------        -------      -------          ----------
                   Total Available For Sale                     $1,440,806        $51,849      $(7,985)         $1,484,670
                                                                ==========        =======      =======          ==========

     The amortized cost and fair value of fixed maturities available for sale at December 31, 1997, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

          ($ in thousands)                                        AMORTIZED             FAIR
                                                                     COST               VALUE

          MATURITY:
               Due in one year or less                            $   17,978         $   18,312
               Due after 1 year through 5 years                      211,272            216,191
               Due after 5 years through 10 years                    381,690            401,338
               Due after 10 years                                    815,260            889,327
                                                                  ----------         ----------
                                                                   1,426,200          1,525,168
                                                                  ----------         ----------
               Mortgage-backed securities                            144,921            152,952
                                                                  ----------         ----------
                   Total Maturity                                 $1,571,121         $1,678,120
                                                                  ==========         ==========

     The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     At December 31, 1997 and 1996, the Company held CMOs with a market value of $122.8 million and $126.3 million, respectively. The Company's CMO holdings were 97.5% and 97.6% collateralized by GNMA, FNMA or FHLMC securities at December 31, 1997 and 1996, respectively.

     Equity Securities

     The cost and market values of investments in equity securities were as follows:

          EQUITY SECURITIES:                                                       GROSS           GROSS
          ($ in thousands)                                                      UNREALIZED       UNREALIZED
                                                                   COST            GAINS           LOSSES        FAIR VALUE
                                                                   ----            -----           ------        ----------

          DECEMBER 31, 1997
               Common stocks                                     $ 3,318           $  583          $ (70)         $ 3,831
               Non-redeemable preferred stocks                    11,774              931           (247)          12,458
                                                                 -------           ------          -----          -------
                   Total Equity Securities                       $15,092           $1,514          $(317)         $16,289
                                                                 -------           ------          -----          -------

          DECEMBER 31, 1996

               Common stocks                                     $ 2,722           $3,441          $(163)         $ 6,000
               Non-redeemable preferred stocks                     9,674              323            (95)           9,902
                                                                 -------           ------          -----          -------
                   Total Equity Securities                       $12,396           $3,764          $(258)         $15,902
                                                                 -------           ------          ------         -------

     Proceeds from sales of equity securities were $12.4 million and $20.3 million in 1997 and 1996, respectively. Gross gains of $8.6 million and $4.7 million and gross losses of $172 thousand and $155 thousand in 1997 and 1996, respectively, were realized on those sales.

     Mortgage Loans and Real Estate Held For Sale

     Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.

     At December 31, 1997 and 1996, the Company's mortgage loan portfolios and real estate held for sale consisted of the following:

          ($ in thousands)                                           1997              1996
                                                                     ----              ----

          Current Mortgage Loans                                  $ 160,247          $128,292
          Underperforming Mortgage Loans                                  -               148
                                                                  ---------          --------
               Total                                                160,247           128,440
                                                                  ---------          --------
          Real Estate Held For Sale                                       -            10,111
                                                                  ---------          --------
               Total                                              $ 160,247          $138,551
                                                                  ---------          --------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Aggregate annual maturities on mortgage loans at December 31, 1997 are as follows:

          ($ in thousands)

          Past Maturity                                            $      -
          1998                                                        5,108
          1999                                                        8,773
          2000                                                        8,920
          2001                                                       11,352
          2002                                                       17,986
          Thereafter                                                108,108
                                                                   --------
               Total                                               $160,247
                                                                   ========

     Joint Venture

     In October 1997, TIC and Tishman Speyer Properties (Tishman), a worldwide real estate owner, developer and manager, formed a joint real estate venture with an initial equity commitment of $792 million. TIC and certain of its affiliates committed $420 million in real estate equity and $100 million in cash while Tishman committed $272 million in properties and cash. Both companies are serving as asset managers for the venture and Tishman is primarily responsible for the venture's real estate acquisition and development efforts. The Company's investment in the joint venture totaled $54.8 million at December 31, 1997.

     Concentrations

     At December 31, 1997 and 1996, the Company had investments of $50.8 million and $75.1 million in the State of Israel, respectively. Additionally, in 1996 the Company had $40.6 million in Merrill Lynch Trust Series 45.

     The Company participates in a short-term investment pool maintained by an affiliate. See Note 8.

     Included in fixed maturities are below investment grade assets totaling $76.7 million and $81.7 million at December 31, 1997 and 1996, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade bonds.

     The Company also had concentrations of investments, primarily fixed maturities, in the following industries:

          ($ in thousands)                               1997           1996
                                                         ----           ----

          Transportation                                $138,903      $  86,819
          Banking                                        130,966         71,506
          Electric utilities                             106,724         76,426
                                                         -------         ------

     Below investment grade assets included in the preceding table were not significant.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


     Concentrations of mortgage loans by property type at December 31, 1997 and 1996 were as follows:

          ($ in thousands)                               1997           1996
                                                         ----           ----

          Agricultural                                   $62,463        $49,801
          Office                                          47,453         35,333
          Retail                                          23,214         21,924
                                                          ------         ------

     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

     Non-Income Producing Investments

     Investments included in the balance sheets that were non-income producing for the preceding 12 months were insignificant.

     Restructured Investments

     The Company had mortgage loan and debt securities which were restructured at below market terms totaling approximately $1.0 million at December 31, 1996. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets was insignificant. Interest on these assets, included in net investment income was insignificant.


12.  LIFE AND ANNUITY DEPOSIT FUNDS AND RESERVES

     At December 31, 1997, the Company had $1.8 million of life and annuity deposit funds and reserves. Of that total, $1.5 million were not subject to discretionary withdrawal based on contract terms. The remaining $.3 million were life and annuity products that were subject to discretionary withdrawal by the contractholders. Included in the amount that is subject to discretionary withdrawal were $.2 million of liabilities that are surrenderable with market value adjustments. An additional $.1 million of the life insurance and individual annuity liabilities are subject to discretionary withdrawals with an average surrender charge of 4.8%. The life insurance risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


13. RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by (used in) operating activities:

          FOR THE YEAR ENDED DECEMBER 31,                                      1997            1996             1995
                                                                               ----            ----             ----
          ($ in thousands)

          Net Income From Continuing Operations                                 $71,372       $ 25,791         $ 28,917
               Adjustments to reconcile net income to cash provided by
               operating activities:
                   Realized (gains) losses                                      (44,871)         9,613          (18,713)
                   Deferred federal income taxes                                  4,344        (15,665)          11,964
                   Amortization of deferred policy acquisition costs and
                   value of insurance in force                                    6,036          3,286            1,563
                   Additions to deferred policy acquisition costs               (56,975)       (20,753)          (3,109)
                   Investment income accrued                                        908          1,308             (819)
                   Premium balances receivable                                   (3,450)        (3,561)          (2,277)
                   Insurance reserves and accrued expenses                        3,981        (16,459)         (20,081)
                   Other                                                         26,673        (13,419)         (46,076)
                                                                                 ------       --------         --------
                   Net cash provided by (used in) operations                     $8,018       $(29,859)        $(48,631)
                                                                                 ------       --------         --------


14.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     There were no significant non-cash investing and financing activities for 1997, 1996 and 1995.

                          TRAVELERS MARQUIS PORTFOLIOS

                       STATEMENT OF ADDITIONAL INFORMATION













                      Individual Variable Annuity Contract
                                    issued by





                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183















                                                                         , 1998
                                                                    -----

                                     PART C

                               Other Information


Item 24.  Financial Statements and Exhibits

    (a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

            The financial statements of The Travelers Life and Annuity Company and the report of Independent Accountants, are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

                 Statements of Income and Retained Earnings for the years ended December 31, 1997, 1996 and 1995
                 Balance Sheets as of December 31, 1997 and 1996
                 Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995
                 Notes to Financial Statements.


(b)         Exhibits

     1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4 filed November 13, 1997.)

     2.     Not Applicable.

  3(a). Form of Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4 filed November 13, 1997.)

  3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-40193, filed June 10, 1998.)

     4.     Variable Annuity Contract.

     5.     Application.

  6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4 filed November 13, 1997.)

  6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4 filed November 13, 1997.)

     9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4 filed November 13, 1997.)

 10(a). Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants.

    13. Computation of Total Return Calculations - Standardized and Non-Standardized. (Incorporated herein by reference to Exhibit 13 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-40193, filed June 10, 1998.)

    15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George
            C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 15 to the Registration Statement on Form N-4 filed November 13, 1997.)



Item 25.  Directors and Officers of the Depositor

Name and Principal                         Positions and Offices
Business Address                           with Insurance Company
------------------                         ----------------------
Michael A. Carpenter*                      Director, Chairman of the Board
                                           President and Chief Executive Officer
Jay S. Benet*                              Director and Senior Vice President
George C. Kokulis*                         Director and Senior Vice President
Robert I. Lipp*                            Director
Ian R. Stuart*                             Director, Senior Vice President,
                                           Chief Financial Officer, Chief
                                           Accounting Officer and Controller
Katherine M. Sullivan*                     Director and Senior Vice President
                                           and General Counsel
Marc P. Weill**                            Director and Senior Vice President
Stuart Baritz**                            Senior Vice President
Elizabeth C. Georgakopoulos*               Senior Vice President
Barry Jacobson*                            Senior Vice President
Russell H. Johnson*                        Senior Vice President
Warren H. May*                             Senior Vice President
Christine M. Modie*                        Senior Vice President
David A. Tyson*                            Senior Vice President
F. Denney Voss*                            Senior Vice President
Paula Burton*                              Vice President
Virginia M. Meany*                         Vice President
Selig Ehrlich*                             Vice President and Actuary
Donald R. Munson, Jr.*                     Second Vice President
Ernest J. Wright*                          Vice President and Secretary
Kathleen A. McGah*                         Assistant Secretary and Counsel



  Principal Business Address:
* The Travelers Life and Annuity Company             **  Travelers Group Inc.
  One Tower Square                                       388 Greenwich Street
  Hartford, CT  06183                                    New York, N.Y. 10013



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

            Incorporated herein by reference to Item 26 to Post-Effective Amendment No. 3 the Registration Statement on Form N-4, File No. 33-58131 filed April 10, 1998.

Item 27.  Number of Contract Owners

Not applicable.



Item 28.  Indemnification

Section 33-770 of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-770 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.


Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)        Tower Square Securities, Inc.
           One Tower Square
           Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following :

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Separate Account TM for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four

(b)         Name and Principal             Positions and Offices
            Business Address *             With Underwriter
            ------------------             ----------------
            Russell H. Johnson             Chairman of the Board Chief Executive Officer,
                                             President and Chief Operating Officer
            Jay S. Benet                   Member, Board of Directors
            George C. Kokulis              Member, Board of Directors
            Warren H. May                  Member, Board of Directors
            Joanne K. Russo                Member, Board of Directors, Senior Vice President
            William F. Scully, III         Member, Board of Directors, Senior Vice President
            Cynthia P. Macdonald           Vice President, Chief Compliance Officer, and
                                             Assistant Secretary
            William D. Wilcox              General Counsel and Secretary
            Kathleen A. McGah              Assistant Secretary and Counsel
            Donald R. Munson, Jr.          Senior Vice President
            Stuart L. Baritz               Vice President

(b)         Name and Principal             Positions and Offices
            Business Address *             With Underwriter
            ------------------             ----------------
            Michael P. Kiley               Vice President
            Tracey Kiff-Judson             Vice President - Operations and Trading
            Whitney F. Burr                Second Vice President
            Marlene M. Ibsen               Second Vice President
            Robin A. Jones                 Second Vice President
            John F. Taylor                 Second Vice President
            John J. Williams, Jr.          Director and Assistant Compliance Officer
            Dennis D. D'Angelo             Director
            George Markoulakis             Director
            John H. Straka                 Director
            Thomas P. Tooley               Director

            * Principal business address: One Tower Square, Hartford, Connecticut 06183

(c)             Not Applicable

Item 30.        Location of Accounts and Records

(1)             The Travelers Life and Annuity Company
                One Tower Square
                Hartford, Connecticut  06183

Item 31.        Management Services

Not Applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on June 10, 1998.

         THE TRAVELERS SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES
                                           (Registrant)


                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                                           (Depositor)

                                  By: *IAN R. STUART
                                      -------------------------------
                                      Ian R. Stuart
                                      Senior Vice President, Chief Financial
                                      Officer, Chief Accounting Office and
                                      Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 10, 1998.


*MICHAEL A. CARPENTER                              Director, Chairman of the Board, President
-------------------------------------------        and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                                      Director
-------------------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                                 Director
-------------------------------------------
(George C. Kokulis

*ROBERT I. LIPP                                    Director
-------------------------------------------
(Robert I. Lipp)

*IAN R. STUART                                     Director, Senior Vice President, Chief
-------------------------------------------        Financial Officer, Chief Accounting Officer
(Ian R. Stuart)                                    and Controller


*KATHERINE M. SULLIVAN                             Director, Senior Vice President and
-------------------------------------------        General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                                     Director
-------------------------------------------
(Marc P. Weill)



*By:
    ------------------------------------
    Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
No.                     Description                                                                         Method of Filing
---                     -----------                                                                         ----------------
   1                    Resolution of The Travelers Life and Annuity Company Board
                        of Directors authorizing the establishment of the Registrant.
                        (Incorporated herein by reference to Exhibit 1 to the
                        Registration Statement on Form N-4 filed November 13, 1997.)

   3(a)                 Form of Distribution and Management Agreement among the
                        Registrant, The Travelers Life and Annuity Company and
                        Tower Square Securities, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4 filed November 13, 1997.)

   3(b)                 Form of Selling Agreement.  (Incorporated herein by reference to
                        Exhibit 3(b) to Pre-Effective Amendment No. 1 to the Registration
                        Statement on Form N-4, File No. 333-40193, filed June 10, 1998.)

   4                    Form of Variable Annuity Contract.                                                  Electronically

   5                    Application.                                                                        Electronically

   6(a) Charter of The Travelers Life and Annuity Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4 filed November 13, 1997.)

   6(b) By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4 filed November 13, 1997.)

   9                    Opinion of Counsel as to the legality of securities being
                        registered by Registrant. (Incorporated herein by reference to
                        Exhibit 9 to the Registration Statement on Form N-4 filed
                        November 13, 1997.)

   10(a)                Consent of KPMG Peat Marwick LLP, Independent                                       Electronically
                        Certified Public Accountants.

   13                   Schedule for Computation of Total Return
                        Calculations - Standardized and Non-Standardized.
                        (Incorporated herein by reference to Exhibit 13 to Pre-Effective Amendment No. 1 to the Registration
                        Statement on Form N-4, File No. 333-40193, filed June 10, 1998.)

   15                   Powers of Attorney authorizing Ernest J. Wright or
                        Kathleen A. McGah as signatory for Michael A. Carpenter,
                        Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
                        Stuart, Katherine M. Sullivan and Marc P. Weill.
                        (Incorporated herein by reference to Exhibit 15 to the
                        Registration Statement on Form N-4 filed November 13, 1997.)